Exhibit 99.6

MINISO Group Holding Limited 中期報告 INTERIM REPORT 2024 Stock Code 股份代號 : 9896 MINISO Group Holding Limited (A company incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立的有限責任公司） Interim Report 2024 中期報告

Contents 目 錄 Company Information 公司資料 2 Change of Financial Year End Date 更改財政年度結算日 5 Financial Performance Highlights 財務表現摘要 6 Business Review and Outlook 業務回顧及展望 9 Management Discussion and Analysis 管理層討論與分析 19 Corporate Governance 企業管治 27 Other Information 其他資料 30 Unaudited Consolidated Statement of Profit or Loss 未經審計綜合損益表 42 Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income 未經審計綜合損益及其他全面收益表 43 Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 44 Unaudited Consolidated Statement of Changes in Equity 未經審計綜合權益變動表 46 Unaudited Consolidated Statement of Cash Flows 未經審計綜合現金流量表 48 Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 49 Review Report 審閱報告 89 Definitions 釋義 91

2 MINISO Interim Report 2024 Company Information 公司資料 DIRECTORS Executive Director Mr. YE Guofu (葉國富) (Chairman and Chief Executive Officer) Independent Non-Executive Directors Ms. XU Lili (徐黎黎) Mr. ZHU Yonghua (朱擁華) Mr. WANG Yongping (王永平) AUDIT COMMITTEE Ms. XU Lili (徐黎黎) (Chairperson) Mr. ZHU Yonghua (朱擁華) Mr. WANG Yongping (王永平) COMPENSATION COMMITTEE Mr. ZHU Yonghua (朱擁華) (Chairperson) Ms. XU Lili (徐黎黎) Mr. WANG Yongping (王永平) Mr. YE Guofu (葉國富) NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. WANG Yongping (王永平) (Chairperson) Ms. XU Lili (徐黎黎) Mr. ZHU Yonghua (朱擁華) Mr. YE Guofu (葉國富) JOINT COMPANY SECRETARIES Mr. ZHANG Jingjing (張靖京) Ms. WONG Hoi Ting (黃凱婷) AUTHORISED REPRESENTATIVES Mr. YE Guofu (葉國富) Ms. WONG Hoi Ting (黃凱婷) 董事 執行董事 葉國富先生（主席兼首席執行官） 獨立非執行董事 徐黎黎女士 朱擁華先生 王永平先生 審計委員會 徐黎黎女士（主席） 朱擁華先生 王永平先生 薪酬委員會 朱擁華先生（主席） 徐黎黎女士 王永平先生 葉國富先生 提名及企業管治委員會 王永平先生（主席） 徐黎黎女士 朱擁華先生 葉國富先生 聯席公司秘書 張靖京先生 黃凱婷女士 授權代表 葉國富先生 黃凱婷女士

2024中期報告 名創優品 3 Company Information 公司資料 HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA 8/F, M Plaza No.109, Pazhou Avenue Haizhu District, Guangzhou 510000 Guangdong Province China PRINCIPAL PLACE OF BUSINESS IN HONG KONG Flats B-D, 35/F, Plaza 88 88 Yeung Uk Road Tsuen Wan, the New Territories Hong Kong REGISTERED OFFICE Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands AUDITOR KPMG Certified Public Accountants Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance 8th Floor, Prince’s Building 10 Chater Road Central Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong 中國總辦事處及主要營業地點 中國 廣東省 廣州市海珠區 琶洲大道109號 銘豐廣場8樓（郵編：510000） 香港主要營業地點 香港 新界荃灣 楊屋道88號 Plaza 88之35樓B-D室 註冊辦事處 Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands 核數師 畢馬威會計師事務所 執業會計師 根據《會計及財務匯報局條例》註冊的 公眾利益實體核數師 香港 中環 遮打道10號 太子大廈8樓 香港股份過戶登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心 17樓1712-1716號舖

4 MINISO Interim Report 2024 Company Information 公司資料 PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands PRINCIPAL BANKS Citibank N.A. China Citic Bank Corporation Limited Agricultural Bank of China Limited China Construction Bank Corporation HONG KONG STOCK CODE 9896 NYSE SYMBOL MNSO COMPANY WEBSITE https://ir.miniso.com 股份登記總處及過戶處 Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands 主要往來銀行 花旗銀行 中信銀行股份有限公司 中國農業銀行股份有限公司 中國建設銀行股份有限公司 香港股份代號 9896 紐交所代碼 MNSO 公司網站 https://ir.miniso.com

2024中期報告 名創優品 5 Change of Financial Year End Date 更改財政年度結算日 On January 17, 2024, the Board announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the accompanying interim financial report for the current interim financial period covers a period of six months from January 1, 2024 to June 30, 2024. 於2024年1月17日，董事會公佈其已議決將本公司 的財政年度結算日由6月30日更改為12月31日，即 時生效。因此，本中期財務期間隨附的中期財務報 告涵蓋2024年1月1日起至2024年6月30日止六個 月期間。

6 MINISO Interim Report 2024 Financial Performance Highlights 財務表現摘要 For the Six Months ended June 30, 截至6月30日止六個月 YoY 同比 2023 2023年 2024 2024年 Change (%) 變動(%) (RMB in thousands, except percentages and per share data) （人民幣千元，百分比及每股數據除外） Revenue 收入 6,206,330 7,758,743 25.0% Gross profit 毛利 2,457,392 3,389,786 37.9% Operating profit 經營利潤 1,265,941 1,494,809 18.1% Profit before taxation 稅前利潤 1,328,205 1,529,121 15.1% Profit for the period 期內利潤 1,017,918 1,177,379 15.7% Profit for the period attributable to equity shareholders of the Company 本公司權益股東應佔期內利潤 1,004,836 1,170,102 16.4% Earnings per Share 每股盈利 – Basic (RMB) －基本（人民幣元） 0.81 0.94 16.0% – Diluted (RMB) －攤薄（人民幣元） 0.80 0.94 17.5% Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標） 1,054,220 1,241,886 17.8% Adjusted net earnings per Share (a non-IFRS measure) 經調整每股淨盈利（非《國際財務報告準則》指標） – Basic (RMB) – 基本（人民幣元） 0.84 0.99 17.9% – Diluted (RMB) – 攤薄（人民幣元） 0.83 0.99 19.3% Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA（非《國際財務報告準則》指標） 1,561,788 1,967,354 26.0% Non-IFRS Financial Measures In evaluating the business, MINISO considers and uses adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per share calculation on an IFRS basis. 非《國際財務報告準則》財務指標 於評估業務時，名創優品考慮並使用經調整淨利 潤、經調整EBITDA和經調整每股基本及攤薄淨盈利 作為審查及評估其經營業績的補充指標。呈列此等 非《國際財務報告準則》財務指標並非旨在視為獨立 於或替代根據《國際財務報告準則》編製及呈列的財 務資料。名創優品將經調整淨利潤定義為不包括以 權益結算的股份支付開支的期內利潤。名創優品將 經調整EBITDA定義為經調整淨利潤加折舊及攤銷、 財務成本及所得稅開支。名創優品以本公司權益股 東應佔經調整淨利潤除以按《國際財務報告準則》基 準計算每股基本及攤薄盈利所用的股份數量計算經 調整每股基本及攤薄淨盈利。

2024中期報告 名創優品 7 Financial Performance Highlights 財務表現摘要 MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board. These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure. 名創優品呈報此等非《國際財務報告準則》財務指 標，因管理層以此等指標評估其經營業績及制定業 務計劃。此等非《國際財務報告準則》財務指標使管 理層可在不考慮名創優品認為並非未來營運表現指 標的上述非現金及其他調整項目影響的情況下評估 其經營業績。因此，名創優品認為使用此等非《國際 財務報告準則》財務指標為投資者及其他人士以與管 理層及董事會相同的方式理解及評估其經營業績提 供了有用的資料。 此等非《國際財務報告準則》財務指標未於《國際財 務報告準則》中有所界定，亦未根據《國際財務報告 準則》呈列。此等非《國際財務報告準則》財務指標 作為分析工具存在局限性。使用此等非《國際財務報 告準則》財務指標的主要限制之一為其不能反映影響 名創優品營運的所有收入及開支項目。此外，此等 非《國際財務報告準則》財務指標可能不同於其他公 司（包含同行公司）使用的非《國際財務報告準則》資 料，因此其可比性可能有限。 此等非《國際財務報告準則》財務指標不應獨立考 慮，也不應被理解為利潤、每股基本及攤薄盈利（如 適用）或任何其他業績指標的替代指標，或作為衡量 名創優品營運表現的指標。我們鼓勵投資者按以下 最直接可比的《國際財務報告準則》指標審閱名創優 品的歷史非《國際財務報告準則》財務指標。本文所 呈列的非《國際財務報告準則》財務指標未必可與其 他公司所呈列的類似名稱指標作比較。其他公司對 類似名稱指標的計算方式可能不同，從而限制了有 關指標在比較分析名創優品的數據時的有用性。名 創優品鼓勵　閣下全面審閱其財務資料，而非依賴 單一的財務指標。

8 MINISO Interim Report 2024 Financial Performance Highlights 財務表現摘要 The following table reconciles our adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period. For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 (RMB in thousands) （人民幣千元） Profit for the period 期內利潤 1,017,918 1,177,379 Add back: 加回： Equity-settled share-based payment expenses 以權益結算的股份支付開支 36,302 64,507 Adjusted net profit (a non-IFRS measure) 經調整淨利潤（非《國際財務報告準則》指標） 1,054,220 1,241,886 Add back: 加回： Depreciation and amortization 折舊及攤銷 179,004 333,131 Finance costs 財務成本 18,277 40,595 Income tax expense 所得稅開支 310,287 351,742 Adjusted EBITDA (a non-IFRS measure) 經調整EBITDA （非《國際財務報告準則》指標） 1,561,788 1,967,354 下表將我們截至2023年及2024年6月30日止六個月 的經調整淨利潤及經調整EBITDA（均為非《國際財 務報告準則》指標）與根據《國際財務報告準則》計算 及呈報的最直接可比的財務指標（即期內利潤）進行 對賬。

Business Review and Outlook
業務回顧及展望

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in mainland China in 2013, we have successfully incubated two brands – "MINISO" and "TOP TOY". We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

During the six months ended June 30, 2024, the total number of MINISO stores in mainland China and overseas markets increased from 6,413 as of December 31, 2023 to 6,868 as of June 30, 2024. The number of TOP TOY stores increased from 148 as of December 31, 2023 to 195 as of June 30, 2024. For the six months ended June 30, 2024, the aggregate GMV of the Group reached approximately RMB14.5 billion.

Brands and Products

For the six months ended June 30, 2024, we launched an average of around 940 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of around 10,100 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the "TOP TOY" brand, we offered around 9,800 SKUs as of June 30, 2024 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

報告期業務回顧

我們是一家提供以IP設計為特色的豐富多樣的潮流生活家居產品的全球價值零售商。自2013年在中國內地開設第一家門店以來，我們已成功孵化了兩個品牌，分別是「名創優品」和「TOP TOY」。我們已將旗艦品牌「名創優品」打造為全球認可的零售品牌，並在全球範圍內建立了門店網絡。我們的旗艦品牌「名創優品」提供種類繁多及高頻上新的生活家居產品，可滿足消費者多樣化的需求，以時尚、創意、高品質及高性價比的產品吸引消費者。

於截至2024年6月30日止六個月，本集團於中國內地和海外市場的名創優品門店總數由截至2023年12月31日的6,413家增加至截至2024年6月30日的6,868家。TOP TOY門店數量由截至2023年12月31日的148家增加至截至2024年6月30日的195家。截至2024年6月30日止六個月，本集團產生的GMV總計約人民幣145億元。

品牌及產品

截至2024年6月30日止六個月，我們在「名創優品」各渠道平均每月推出約940個SKU，為消費者提供約10,100個可選的核心SKU的廣泛產品組合，其中絕大部分屬於「名創優品」品牌。我們的名創優品產品涵蓋11個主要品類，包括生活家居、小型電子產品、紡織品、包袋配飾、美妝工具、玩具、彩妝、個人護理、零食、香水、文具和禮品。

截至2024年6月30日，我們在TOP TOY品牌下提供了約9,800個SKU，涵蓋盲盒、積木、手辦、拼裝模型、玩偶、一番賞和其他潮流玩具等主要品類。

2024中期報告 名創優品 9

Business Review and Outlook
業務回顧及展望

Store Network

As of June 30, 2024, we served consumers primarily through a network of over 6,800 MINISO stores, including over 4,100 MINISO stores in mainland China and over 2,700 MINISO stores in overseas markets. The following table shows the number of MINISO stores in mainland China and overseas as of the dates presented:

門店網絡

截至2024年6月30日，我們主要通過6,800多家名創優品門店網絡為消費者提供服務，其中在中國內地有超過4,100家名創優品門店，在海外市場有超過2,700家名創優品門店。下表列示截至呈報日期，中國內地和海外的名創優品門店數量：

	As of June 30, 截至6月30日	
	2023 2023年	**2024 2024年**
Number of MINISO stores 名創優品門店數量		
Mainland China 中國內地	3,604	**4,115**
Directly operated stores 直營店	15	**29**
Stores operated under MINISO Retail Partner model 名創合夥人門店	3,569	**4,063**
Stores operated under distributor model 代理門店	20	**23**
Overseas 海外	2,187	**2,753**
Directly operated stores 直營店	176	**343**
Stores operated under MINISO Retail Partner model 名創合夥人門店	252	**338**
Stores operated under distributor model 代理門店	1,759	**2,072**
Total 合計	5,791	**6,868**

We have also expanded our TOP TOY store network in mainland China. As of June 30, 2024, we had a total of 195 TOP TOY stores, all of which were located in mainland China.

我們亦已擴大在中國內地的TOP TOY門店網絡。截至2024年6月30日，我們共有195家TOP TOY門店，全部位於中國內地。

	As of June 30, 截至6月30日	
	2023 2023年	**2024 2024年**
Number of TOP TOY stores TOP TOY門店數量		
Directly operated stores 直營店	9	**21**
Stores operated under MINISO Retail Partner model 名創合夥人門店	109	**174**
Total 合計	118	**195**

10 MINISO Interim Report 2024

Business Review and Outlook
業務回顧及展望

Store operations in mainland China

As of June 30, 2024, apart from 29 directly operated MINISO stores, 23 distributor MINISO stores and 21 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in mainland China were operated under the MINISO Retail Partner model.

The following table shows the aggregate number of MINISO stores in mainland China for the periods indicated:

在中國內地的門店運營

截至2024年6月30日，除29家名創優品直營店、23家名創優品代理門店和21家TOP TOY直營店外，我們在中國內地的其他名創優品和TOP TOY門店全部都在名創合夥人模式下運營。

下表列示於所示期間在中國內地的名創優品門店總數：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	2024 2024年
Directly operated stores 直營店		
Number of stores at the beginning of the period 期初門店數量	16	**26**
Number of new stores opened during the period 期內開業的新門店數量	2	**7**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	3	**4**
Net (decrease)/increase in number of stores during the period 期內門店數量的淨(減少)／增加	(1)	**3**
Number of stores at the end of the period 期末門店數量	15	**29**
Stores operated under MINISO Retail Partner model 名創合夥人門店		
Number of stores at the beginning of the period 期初門店數量	3,290	**3,878**
Number of new stores opened during the period 期內開業的新門店數量	333	**326**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	54	**141**
Net increase in number of stores during the period 期內門店數量的淨增加	279	**185**
Number of stores at the end of the period 期末門店數量	3,569	**4,063**
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the period 期初門店數量	19	**22**
Number of new stores opened during the period 期內開業的新門店數量	1	**1**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	–	**–**
Net increase in number of stores during the period 期內門店數量的淨增加	1	**1**
Number of stores at the end of the period 期末門店數量	20	**23**

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable. For the six months ended June 30, 2020, 2021, 2022, 2023 and 2024, the overall store closure rate in mainland China were 3.6%, 3.5%, 2.6%, 1.6% and 3.6%, respectively, which were calculated as (a) number of closed stores during the relevant period in mainland China divided by (b) the average number of MINISO stores in mainland China at the beginning and the end of the relevant period.

附註：

(1) 名創優品門店因各種原因關閉，如門店租約到期、門店租金增加、門店所在商場的佈局發生變化、某些門店無法盈利及名創合夥人出於其他考慮（如適用）關閉門店。截至2020年、2021年、2022年、2023年及2024年6月30日止六個月，中國內地門店整體閉店率分別為3.6%、3.5%、2.6%、1.6%及3.6%，其乃按(a)有關期間中國內地關閉的門店數量除以(b)有關期間期初及期末名創優品於中國內地的平均門店數量計算得出。

2024中期報告 名創優品 11

12 MINISO Interim Report 2024 Business Review and Outlook 業務回顧及展望 Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in mainland China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate number of MINISO stores in mainland China by city-tiers as of the dates indicated: As of June 30, 截至6月30日 2023 2023年 2024 2024年 Number of MINISO stores in mainland China 中國內地的名創優品門店數量 First-tier cities 一線城市 474 541 Second-tier cities 二線城市 1,496 1,705 Third- or lower-tier cities 三線或低線城市 1,634 1,869 Total 合計 3,604 4,115 For expansion of our MINISO store network in mainland China, our efforts will be focused on penetrating into lower-tier cities while expanding deeper into developed cities. For the six months ended June 30, 2024, the number of net new stores in first- and second-tier cities accounted for over 50%, indicating a stronger recovery in these cities. Furthermore, we plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in mainland China while also expanding into lower-tier cities. 雖然我們之前的經營經驗大多是在中國一二線城 市，但是我們有能力滲透到各線城市，我們成功 滲透中國內地多個低線城市的良好往績記錄便是證 明。下表列示截至所示日期按城市等級劃分的中國 內地名創優品門店總數： 為擴展我們在中國內地的名創優品門店網絡，我們 將著眼於滲透至低線城市，同時著力深耕發達城 市。截至2024年6月30日止六個月，一、二線城市 門店淨新增數量佔比超過50%，彰顯出這些城市的 復甦勢頭更為強勁。 此外，我們計劃專注於樹立並加強TOP TOY的品 牌知名度，並在中國內地一、二線城市擴大我們的 TOP TOY門店網絡，同時向低線城市拓展。

Business Review and Outlook
業務回顧及展望

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. The following table shows the number of our MINISO Retail Partners in mainland China for the periods indicated:

名創合夥人模式代表了我們與名創合夥人之間的互惠互利關係：我們以輕資產方式實現快速的門店網絡擴張、保持一致的品牌形象和消費者體驗，而名創合夥人則獲得了有吸引力的投資機會。我們的名創合夥人也有動力與我們保持忠誠的合作關係。下表列示我們於所示期間在中國內地的名創合夥人數量：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	**2024** **2024年**
Number of MINISO Retail Partners at the beginning of the period[1] 期初名創合夥人數量[1]	998	**1,064**
Number of new MINISO Retail Partners during the period 期內新增名創合夥人數量	71	**70**
Number of terminated MINISO Retail Partners during the period[2] 期內終止的名創合夥人數量[2]	29	**64**
Net increase in number of MINISO Retail Partners during the period 期內名創合夥人數量的淨增加	42	**6**
Number of MINISO Retail Partners at the end of the period[1] 期末名創合夥人數量[1]	1,040	**1,070**

Notes:

(1) Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2) The number of terminated MINISO Retail Partners for the six months ended June 30, 2023 and 2024 were 29 and 64, respectively. The increase in the number of terminated MINISO Retail Partners for the six months ended June 30, 2024 was mainly due to our optimization of MINISO Retail Partners structure, which reduced several long-tail MINISO Retail Partners.

附註：

(1) 在指定日期名創合夥人的數量乃根據在該日期與我們存在有效合同關係的個人及實體的數量計算。

(2) 截至2023年及2024年6月30日止六個月終止的名創合夥人數量分別為29位及64位。截至2024年6月30日止六個月，終止的名創合夥人數量增加，主要是由於我們對名創合夥人結構進行優化，減少了若干長尾名創合夥人數量。

As of June 30, 2024, there were 1,045 MINISO Retail Partners invested in MINISO stores in mainland China, and 605 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the six months ended June 30, 2024. As of the date of this interim report, there has been no conversion of our collaboration partners in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

截至2024年6月30日，有1,045位名創合夥人在中國內地投資名創優品門店，其中605位已投資三年以上。於截至2024年6月30日止六個月，我們在中國西藏有1位名創優品品牌的代理商。截至本中期報告日期，我們在中國內地的合作夥伴並無由名創合夥人轉為代理商，反之亦然。

The majority of our TOP TOY stores are operated under the MINISO Retail Partner model as well. Among the MINISO Retail Partners shown in the table above, we had 18 and 25 MINISO Retail Partners operating TOP TOY stores as of June 30, 2023 and 2024, respectively.

我們的大部分TOP TOY門店亦於名創合夥人模式下運營。在上表所示的名創合夥人中，截至2023年及2024年6月30日，分別有18位及25位名創合夥人經營TOP TOY門店。

2024中期報告 名創優品 13

Business Review and Outlook
業務回顧及展望

Store Operations in Overseas Markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2024, in overseas markets, there were 343 stores directly operated by us and 2,410 stores operated under the MINISO Retail Partner model and distributor model. The following table shows the aggregate number of MINISO stores in overseas markets for the periods indicated:

在海外市場的門店運營

我們在拓展全球門店網絡的同時，根據市場的增長潛力、當地法規和其他因素，採用了一系列靈活的門店運營模式，包括直營、名創合夥人模式和代理模式。考慮到當地不斷變化的監管要求、市場條件及彼等的營運需求，我們的海外加盟商有時會從名創合夥人轉變為代理商，反之亦然。

截至2024年6月30日，在海外市場，我們擁有343家直營店與2,410家於名創合夥人模式及代理模式下運營的門店。下表列示於所示期間海外市場的名創優品門店總數：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	**2024 2024年**
Directly operated stores 直營店		
Number of stores at the beginning of the period 期初門店數量	153	**238**
Number of new stores opened during the period 期內開業的新門店數量	37	**113**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	14	**8**
Net increase in number of stores during the period 期內門店數量的淨增加	23	**105**
Number of stores at the end of the period 期末門店數量	176	**343**
Stores operated under MINISO Retail Partner model 名創合夥人門店		
Number of stores at the beginning of the period 期初門店數量	246	**283**
Number of new stores opened during the period 期內開業的新門店數量	24	**64**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	18	**9**
Net increase in number of stores during the period 期內門店數量的淨增加	6	**55**
Number of stores at the end of the period 期末門店數量	252	**338**
Stores operated under distributor model 代理門店		
Number of stores at the beginning of the period 期初門店數量	1,716	**1,966**
Number of new stores opened during the period 期內開業的新門店數量	158	**153**
Number of closed stores during the period[(1)] 期內關閉的門店數量[(1)]	115	**47**
Net increase in number of stores during the period 期內門店數量的淨增加	43	**106**
Number of stores at the end of the period 期末門店數量	1,759	**2,072**

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increase in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

附註：

(1) 名創優品門店因各種原因關閉，如門店租約到期、門店租金增加、門店所在商場的佈局發生變化、某些門店無法盈利及名創合夥人或代理商出於其他考慮(如適用)關閉門店。

14 MINISO Interim Report 2024

2024中期報告 名創優品 15 Business Review and Outlook 業務回顧及展望 The following table shows the aggregate number of MINISO stores in overseas markets by region as of the dates indicated: As of June 30, 截至6月30日 2023 2023年 2024 2024年 Number of MINISO stores in overseas markets 海外市場的名創優品門店數目 Asia excluding China 亞洲（中國除外） 1,206 1,484 North America 北美洲 123 234 Latin America 拉丁美洲 492 584 Europe 歐洲 198 244 Others 其他 168 207 Total 合計 2,187 2,753 In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 Number of distributors at the beginning of the period(1) 期初代理商數量(1) 212 230 Number of new distributors during the period(2) 期內新增的代理商數量(2) 17 16 Number of terminated distributors during the period(2) 期內終止的代理商數量(2) – 17 Net increase/(decrease) in number of distributors during the period 期內代理商數量的淨增加╱（減少） 17 (1) Number of distributors at the end of the period(1) 期末代理商數量(1) 229 229 Notes: (1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date. (2) Change of contracting entities by the same distributor is not taken into account in the calculation of number of new or terminated distributors. As of June 30, 2023 and 2024, we had 61 and 101 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended June 30, 2024 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia. 下表列示截至所示日期按區域劃分的海外市場名創 優品門店總數： 在大部分海外市場，我們通過與具有豐富當地資源 和零售經驗的當地代理商合作，擴大我們的門店網 絡。下表列示於所示期間我們在海外市場的代理商 數量： 附註： (1) 於指定日期的代理商數量乃根據在該日期與我們存 在有效合同關係的個人和實體數量計算。 (2) 在計算新增或終止的代理商數量時，不考慮由同一 代理商變更合同實體的情況。 截至2023年及2024年6月30日，我們在海外市場分 別擁有61位及101位名創合夥人。名創合夥人數量 於截至2024年6月30日止六個月有所增加，主要是 由於印尼的名創合夥人數量增加。

Business Review and Outlook
業務回顧及展望

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in mainland China and overseas markets, respectively:

其他關鍵運營數據

下表載列我們分別於中國內地及海外市場的名創優品門店的若干關鍵運營數據：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	2024 2024年
MINISO stores in mainland China 中國內地的名創優品門店		
Total GMV[1] (RMB in millions) 總GMV[1]（人民幣百萬元）	6,140	**7,097**
Same-store[2] GMV Growth (%) 同店[2] GMV增長率(%)	28.1	**(1.7)**
Number of transactions (in millions) 交易單量（百萬）	163.4	**184.3**
Sales volume of SKUs (in millions) SKU銷量（百萬）	461.8	**486.4**
Average spending per transaction (RMB) 平均客單價（人民幣元）	37.6	**38.5**
Average selling price (RMB) 平均售價（人民幣元）	13.3	**14.6**

Notes:

(1) Includes GMV generated through MINISO offline stores and O2O platforms.

(2) Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

附註：

(1) 包括通過名創優品線下門店及O2O平台產生的GMV。

(2) 包括在比較期開始前已開業、截至比較期結束仍在營業、且於比較期內閉店均不超過30日的門店。

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	2024 2024年
MINISO stores in overseas markets 海外市場的名創優品門店		
Total GMV (RMB in millions) 總GMV（人民幣百萬元）	4,538	**6,401**
Asia excluding China 亞洲（中國除外）	1,777	**2,353**
North America 北美洲	457	**844**
Latin America 拉丁美洲	1,730	**2,383**
Europe 歐洲	321	**527**
Others 其他	253	**294**
Same-store[1] GMV Growth (%) 同店[1] GMV增長率(%)	32.1	**16.3**
Asia excluding China 亞洲（中國除外）	25.4	**15.0**
North America 北美洲	75.3	**12.3**
Latin America 拉丁美洲	40.0	**21.3**
Europe 歐洲	11.8	**10.4**
Others 其他	6.0	**(1.2)**

Note:

(1) Includes stores that opened prior to the beginning of the comparative periods, remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

附註：

(1) 包括在比較期開始前已開業、截至比較期結束仍在營業、且於比較期內閉店均不超過30日的門店。

16 MINISO Interim Report 2024

Business Review and Outlook
業務回顧及展望

The following table sets forth the GMV of MINISO brand in mainland China through online channels for the periods indicated:

下表載列於所示期間名創優品品牌於中國內地通過線上渠道獲得的GMV：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	**2024 2024年**
	(RMB in millions) （人民幣百萬元）	
MINISO brand in mainland China 中國內地的名創優品品牌		
Total GMV through online channels[(1)] 通過線上渠道獲得的總GMV[(1)]	316	**345**

Note:

(1) Excludes GMV through O2O platforms which is counted as GMV through offline channels.

附註：

(1) 不包括通過O2O平台產生的GMV，其被計入通過線下渠道產生的GMV。

Our TOP TOY brand started operating in December 2020 in mainland China. For the six months ended June 30, 2024, TOP TOY brand achieved a total GMV of RMB625.4 million through multi-channels. The following table sets forth certain key operating data of TOP TOY stores for the periods indicated:

我們的TOP TOY品牌於2020年12月開始在中國內地運營。截至2024年6月30日止六個月，TOP TOY品牌通過多渠道實現總GMV人民幣625.4百萬元。下表載列TOP TOY門店於所示期間的若干關鍵運營數據：

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	**2024 2024年**
TOP TOY stores TOP TOY門店		
Total GMV (RMB in millions) 總GMV（人民幣百萬元）	369	**521**
Same-store[(1)] GMV Growth (%) 同店[(1)] GMV增長率(%)	23.2	**13.6**
Number of transactions (in millions) 交易單量（百萬）	3.0	**4.7**
Sales volume of SKUs (in millions) SKU銷量（百萬）	5.8	**8.9**
Average spending per transaction (RMB) 平均客單價（人民幣元）	124.7	**111.2**
Average selling price (RMB) 平均售價（人民幣元）	64.3	**58.8**

Note:

(1) Includes stores that opened prior to the beginning of the comparative periods, remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

附註：

(1) 包括在比較期開始前已開業、截至比較期結束仍在營業、且於比較期內閉店均不超過30日的門店。

2024中期報告 名創優品 17

18 MINISO Interim Report 2024 Business Review and Outlook 業務回顧及展望 RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD Save as disclosed in this interim report, there were no other significant events that might affect us since the end of the Reporting Period and up to the Latest Practicable Date. BUSINESS OUTLOOK In spite of the uncertainties brought by the macro environment, looking forward to the second half of 2024, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, expanding global supply chains, bolstering the strength of our product offerings and further optimizing our store network. Going forward, we expect to further grow our business by pursuing the following strategies. Engaged in global competition, we will take cost advantages and product differentiation as key points. While sticking to our value-for-money proposition, we will continue to strengthen quality IP cooperation and offer high-quality products featuring IP design to make lifestyle products more fashionable and trendy. In mainland China, we will keep expanding and upgrading our store network in accordance with the development of different tier cities, while exploring market opportunities for O2O channels, further penetrating into the major cities that we have already covered and seize the opportunities in lower-tier cities. For overseas markets, we will further expand and optimize our store network by adopting a flexible operating model for each market, and will continue to expand our presence in strategic markets such as North America, Asia and Europe. 報告期後近期發展 除本中期報告所披露者外，自報告期結束後至最後 實際可行日期，沒有發生可能產生影響的其他重大 事件。 業務展望 展望2024年下半年，面對宏觀環境帶來的不確定 性，我們仍將專注於我們的長期戰略目標，堅定地 推進全球化、深入佈局全球供應鏈、加強我們的產 品實力並進一步優化門店網絡。未來，我們希望通 過以下戰略以進一步實現業務增長。 我們將從成本領先和產品差異化兩個維度參與全球 競爭，在始終堅持性價比基本盤不動搖的同時，以 IP設計為特色，深化優質IP合作，持續產出優質產 品，讓生活好物更加時尚潮流。 在中國內地，我們將根據不同線級城市的發展特點 持續拓展並升級我們的門店網絡，在挖掘O2O渠道 的市場機遇的同時，進一步滲透我們已覆蓋的各大 城市，把握低線城市發展機遇。 就海外市場而言，我們會因地制宜，於每個市場採 取靈活的運營模式，進一步拓展和優化門店網絡， 並持續深耕北美、亞洲及歐洲等戰略市場。

2024中期報告 名創優品 19 Management Discussion and Analysis 管理層討論與分析 For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 (RMB in thousands) （人民幣千元） Revenue 收入 6,206,330 7,758,743 Cost of sales 銷售成本 (3,748,938) (4,368,957) Gross profit 毛利 2,457,392 3,389,786 Other income 其他收入 3,624 12,698 Selling and distribution expenses 銷售及分銷開支 (917,966) (1,522,088) General and administrative expenses 一般及行政開支 (319,705) (418,573) Other net income 其他淨收入 41,256 41,696 Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回╱（信貸虧損） 4,788 (3,606) Impairment loss on non-current assets 非流動資產減值虧損 (3,448) (5,104) Operating profit 經營利潤 1,265,941 1,494,809 Finance income 財務收入 80,541 74,606 Finance costs 財務成本 (18,277) (40,595) Net finance income 財務收入淨額 62,264 34,011 Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益，稅後淨額 – 301 Profit before taxation 稅前利潤 1,328,205 1,529,121 Income tax expense 所得稅開支 (310,287) (351,742) Profit for the period 期內利潤 1,017,918 1,177,379 Profit for the period attributable to: 以下人士應佔期內利潤： – Equity shareholders of the Company －本公司權益股東 1,004,836 1,170,102 – Non-controlling interests －非控股權益 13,082 7,277

Management Discussion and Analysis
管理層討論與分析

Revenue

Our total revenue increased by 25.0% from RMB6,206.3 million for the six months ended June 30, 2023 to RMB7,758.7 million for the six months ended June 30, 2024, mainly attributable to an 18.8% year-over-year increase in average store count, and an around 7% same-store sales growth on group level.

Revenue from mainland China was RMB5,026.7 million for the six months ended June 30, 2024, increasing by 17.2% from RMB4,290.7 million for the six months ended June 30, 2023, primarily due to (i) an increase of 16.5% in revenue from MINISO's offline stores in mainland China, which was primarily due to a 16.0% year-over-year growth in average store count, and the same-store sales were 98.3% of the prior year's level, and (ii) an increase of 37.9% in revenue from TOP TOY, which was primarily powered by a strong same-store sales growth of 13.6% and a rapid growth in average store count.

Revenue from overseas markets was RMB2,732.0 million for the six months ended June 30, 2024, increasing by 42.6% from RMB1,915.7 million for the six months ended June 30, 2023, primarily due to an increase of 21.8% in average store count, coupled with a strong same-store sales growth of 16.3%. Revenue from overseas markets contributed 35.2% of the Company's total revenue in the six months ended June 30, 2024, compared to 30.9% for the same period in 2023.

Cost of Sales

Our cost of sales increased by 16.5% from RMB3,748.9 million for the six months ended June 30, 2023 to RMB4,369.0 million for the six months ended June 30, 2024.

Gross Profit and Gross Margin

Our gross profit increased by 37.9% from RMB2,457.4 million for the six months ended June 30, 2023 to RMB3,389.8 million for the six months ended June 30, 2024, and gross margin increased from 39.6% to 43.7% for the same periods. The increase in gross margin was mainly driven by (i) higher revenue contribution from directly operated markets which accounted for 55.7% of revenue from overseas markets, compared to 45.7% in the same period of 2023, (ii) higher gross margin in mainland China contributed by newly launched products in relation to the Company's execution of IP strategy and strategic brand upgrade of MINISO, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

收入

我們的總收入由截至2023年6月30日止六個月的人民幣6,206.3百萬元增加25.0%至截至2024年6月30日止六個月的人民幣7,758.7百萬元，主要是由於集團層面的平均門店數量同比增長18.8%以及同店銷售增長約7%。

來自中國內地的收入由截至2023年6月30日止六個月的人民幣4,290.7百萬元增加17.2%至截至2024年6月30日止六個月的人民幣5,026.7百萬元，主要是由於(i)來自名創優品中國內地線下門店的收入增長16.5%，主要是因為平均門店數量同比增長16.0%，而同店銷售為去年水平的98.3%，及(ii)來自TOP TOY的收入增長37.9%，主要是因為同店銷售強勁增長13.6%以及平均門店數量快速增長。

來自海外市場的收入由截至2023年6月30日止六個月的人民幣1,915.7百萬元增加42.6%至截至2024年6月30日止六個月的人民幣2,732.0百萬元，主要是由於平均門店數量增長21.8%，且同店銷售強勁增長16.3%。截至2024年6月30日止六個月，來自海外市場的收入佔本公司總收入35.2%，2023年同期約為30.9%。

銷售成本

我們的銷售成本由截至2023年6月30日止六個月的人民幣3,748.9百萬元增加16.5%至截至2024年6月30日止六個月的人民幣4,369.0百萬元。

毛利及毛利率

我們的毛利由截至2023年6月30日止六個月的人民幣2,457.4百萬元增加37.9%至截至2024年6月30日止六個月的人民幣3,389.8百萬元，毛利率由同期的39.6%提升至43.7%。毛利率提高主要是由於(i)直營市場佔海外市場的收入貢獻從2023年同期的45.7%提升至55.7%，(ii)中國內地市場的毛利率增長，因為本公司在國內執行IP戰略及名創優品品牌升級戰略，新推出的產品貢獻了較高的毛利率，及(iii)由於產品組合轉向盈利能力更高的產品，TOP TOY的毛利率有所提升。

20 MINISO Interim Report 2024

Management Discussion and Analysis
管理層討論與分析

Other Income

Our other income increased by 250.4% from RMB3.6 million for the six months ended June 30, 2023 to RMB12.7 million for the six months ended June 30, 2024, which was primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 65.8% from RMB918.0 million for the six months ended June 30, 2023 to RMB1,522.1 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 66.4% from RMB889.8 million to RMB1,480.6 million for the same periods, which was primarily due to the Company's investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company's business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, the total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. For the six months ended June 30, 2024, the revenue from directly operated stores increased 111.4%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 82.7%. These new stores are expected to contribute more substantial sales in the second half of 2024. Promotion and advertising expenses increased 46.5% for the six months ended June 30, 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 24.2%, consistent with revenue growth. Logistics expenses increased 54.3%, reflecting the rising freight costs caused by the tension in international shipping during the six months ended June 30, 2024.

General and Administrative Expenses

Our general and administrative expenses increased by 30.9% from RMB319.7 million for the six months ended June 30, 2023 to RMB418.6 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 26.9% from RMB311.6 million to RMB395.6 million for the same periods, which was primarily due to the increase of personnel-related expenses in relation to the growth of the Company's business.

Other Net Income

Our other net income was RMB41.7 million for the six months ended June 30, 2024, compared to other net income of RMB41.3 million for the six months ended June 30, 2023.

其他收入

我們的其他收入由截至2023年6月30日止六個月的人民幣3.6百萬元增加250.4%至截至2024年6月30日止六個月的人民幣12.7百萬元，主要是由於來自存託銀行的收入增加。

銷售及分銷開支

我們的銷售及分銷開支由截至2023年6月30日止六個月的人民幣918.0百萬元增加65.8%至截至2024年6月30日止六個月的人民幣1,522.1百萬元。除去以權益結算的股份支付開支，我們的銷售及分銷開支由同期的人民幣889.8百萬元增加66.4%至人民幣1,480.6百萬元，主要是由於本公司在中國內地和海外市場投資了直營店，以追求公司業務的未來成功，特別是在美國市場等戰略海外市場。截至2024年6月30日，海外市場直營門店總數為343家，較一年前接近翻倍。截至2024年6月30日止六個月，直營店收入增長111.4%，租金及相關費用、折舊及攤銷費用、工資（不包含以股份支付的薪酬開支）等相關費用增加82.7%。該等新店預期將於2024年下半年貢獻更可觀的銷售。促銷及廣告開支於截至2024年6月30日止六個月增加46.5%，佔收入的百分比於兩個比較期間穩定在3%左右。授權費用增加24.2%與收入增長一致。物流費用增加54.3%，反映了於截至2024年6月30日止六個月國際航運緊張局勢導致的貨運成本上升。

一般及行政開支

我們的一般及行政開支由截至2023年6月30日止六個月的人民幣319.7百萬元增加30.9%至截至2024年6月30日止六個月的人民幣418.6百萬元。除去以權益結算的股份支付開支，我們的一般及行政開支由同期的人民幣311.6百萬元增加26.9%至人民幣395.6百萬元，主要是由於與本公司業務增長有關的人員相關開支增加。

其他淨收入

截至2024年6月30日止六個月，我們的其他淨收入為人民幣41.7百萬元，而截至2023年6月30日止六個月的其他淨收入為人民幣41.3百萬元。

2024中期報告 名創優品 21

22 MINISO Interim Report 2024 Management Discussion and Analysis 管理層討論與分析 Impairment Loss on Non-current Assets Our impairment loss on non-current assets was RMB3.4 million and RMB5.1 million for the six months ended June 30, 2023 and 2024, respectively. We recorded impairment loss on non-current assets of directly operated stores. Operating Profit As a result of the foregoing, our operating profit increased by 18.1% from RMB1,265.9 million for the six months ended June 30, 2023 to RMB1,494.8 million for the six months ended June 30, 2024. Net Finance Income Our net finance income decreased by 45.4% from RMB62.3 million for the six months ended June 30, 2023 to RMB34.0 million for the six months ended June 30, 2024, which was primarily due to a decrease in interest income as a result of decreased principal in bank deposits, and an increase in finance cost due to increased interest on lease liabilities. Income Tax Expense We recorded income tax expense of RMB351.7 million for the six months ended June 30, 2024, compared to RMB310.3 million for the six months ended June 30, 2023. Profit for the Period As a result of the foregoing, our profit for the period increased by 15.7% from RMB1,017.9 million for the six months ended June 30, 2023 to RMB1,177.4 million for the six months ended June 30, 2024. Adjusted Net Profit (a non-IFRS measure) Our adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, increased by 17.8% from RMB1,054.2 million for the six months ended June 30, 2023 to RMB1,241.9 million for the six months ended June 30, 2024. Adjusted net profit included a net foreign exchange loss of RMB12.4 million for the six months ended June 30, 2024, compared to a net foreign exchange gain of RMB54.9 million for the six months ended June 30, 2023. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 25.5% year over year. 非流動資產減值虧損 截至2023年及2024年6月30日止六個月，我們的非 流動資產減值虧損分別為人民幣3.4百萬元及人民幣 5.1百萬元。我們對直營店的非流動資產計提了減值 虧損。 經營利潤 由於上述原因，我們的經營利潤由截至2023年6月 30日止六個月的人民幣1,265.9百萬元增加18.1%至 截至2024年6月30日止六個月的人民幣1,494.8百萬 元。 財務收入淨額 我們的財務收入淨額由截至2023年6月30日止六個 月的人民幣62.3百萬元減少45.4%至截至2024年6 月30日止六個月的人民幣34.0百萬元，主要是由於 利息收入因銀行存款本金減少而減少及財務成本因 租賃負債利息增加而增加。 所得稅開支 截至2024年6月30日止六個月，我們錄得的所得稅 開支為人民幣351.7百萬元，而截至2023年6月30 日止六個月為人民幣310.3百萬元。 期內利潤 由於上述原因，我們的期內利潤由截至2023年6月 30日止六個月的人民幣1,017.9百萬元增加15.7%至 截至2024年6月30日止六個月的人民幣1,177.4百萬 元。 經調整淨利潤（非《國際財務報告準則》指標） 我們的經調整淨利潤（指不包括以權益結算的股份支 付開支的期內利潤）由截至2023年6月30日止六個 月的人民幣1,054.2百萬元增加17.8%至截至2024 年6月30日止六個月的人民幣1,241.9百萬元。於截 至2024年6月30日止六個月的經調整淨利潤包括淨 匯兌虧損人民幣12.4百萬元，而截至2023年6月30 日止六個月的淨匯兌收益為人民幣54.9百萬元。剔 除淨匯兌虧損及收益，經調整淨利潤將會同比增長 25.5%。

Management Discussion and Analysis
管理層討論與分析

Adjusted EBITDA (a non-IFRS measure)

Our adjusted EBITDA, which represents adjusted net profit plus depreciation and amortization, finance costs and income tax expense, increased by 26.0% from RMB1,561.8 million for the six months ended June 30, 2023 to RMB1,967.4 million for the six months ended June 30, 2024.

經調整EBITDA（非《國際財務報告準則》指標）

我們的經調整EBITDA（指經調整淨利潤加折舊及攤銷、財務成本及所得税開支）由截至2023年6月30日止六個月的人民幣1,561.8百萬元增加26.0%至截至2024年6月30日止六個月的人民幣1,967.4百萬元。

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities increased by 4.9% year over year to RMB1,293.8 million for the six months ended June 30, 2024. Our capital expenditure was RMB302.8 million and free cash flow was RMB991.0 million for the six months ended June 30, 2024.

經營活動所得現金淨額及自由現金流

我們的經營活動所得現金淨額同比增加了4.9%至截至2024年6月30日止六個月的人民幣1,293.8百萬元。截至2024年6月30日止六個月，我們的資本開支為人民幣302.8百萬元，自由現金流為人民幣991.0百萬元。

Current Ratio

Our current ratio was 2.4 as of June 30, 2024, compared to 2.3 as of December 31, 2023. The change in current ratio was primarily due to the increase in current portion of other investments and trade and other receivables.

流動比率

截至2024年6月30日，我們的流動比率為2.4，而截至2023年12月31日為2.3。流動比率的變動主要是由於流動部分的其他投資與貿易及其他應收款項增加。

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

有關我們財務表現的其他資料

Liquidity and Source of Funding

During the six months ended June 30, 2024, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2024, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,869.0 million (as of December 31, 2023: RMB6,887.0 million).

流動資金以及資金來源

於截至2024年6月30日止六個月，我們主要通過經營所得現金來滿足我們的現金需求。截至2024年6月30日，我們計入流動資產的現金、現金等價物、受限制現金、定期存款及其他投資為人民幣6,869.0百萬元（截至2023年12月31日：人民幣6,887.0百萬元）。

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2024.

重大投資

於截至2024年6月30日止六個月，我們並無作出或持有任何重大投資。

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2024.

重大收購及出售

於截至2024年6月30日止六個月，我們並無任何重大收購或出售附屬公司、合併聯屬實體或聯營公司。

Pledge of Assets

As of June 30, 2024, none of our Group's assets was pledged.

資產抵押

截至2024年6月30日，本集團並無抵押資產。

2024中期報告 名創優品 23

24 MINISO Interim Report 2024 Management Discussion and Analysis 管理層討論與分析 Future Plans for Material Investments or Capital Assets As of June 30, 2024, we did not have any detailed future plans for material investments or capital assets. Gearing Ratio As of June 30, 2024, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%. Foreign Exchange Risk Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us. Contingent Liabilities Commitment of Tax Payments In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall. 重大投資或資本資產的未來計劃 截至2024年6月30日，我們並無詳細的重大投資或 資本資產的未來計劃。 資本負債比率 截至2024年6月30日，我們的資本負債比率為 0.1%，該比率按貸款及借款除以期末權益總額再乘 以100%計算。 匯兌風險 我們的財務報告貨幣為人民幣，匯率變動會顯著影 響我們報告的業績及綜合趨勢。此外，我們的經營 業績（包括利潤率）受到匯率波動的影響。我們的國 際業務主要以美元產生收入。一般而言，人民幣兌 美元貶值對我們的經營業績產生積極影響，而人民 幣兌美元升值則相反。我們並未使用任何衍生金融 工具對沖有關風險。若我們需要將美元兌換成人民 幣用於營運，人民幣兌美元升值將對我們從兌換中 獲得的人民幣金額產生不利影響。相反，若我們決 定將人民幣兌換為美元用於支付股份或美國存託股 股息或其他業務目的，則美元兌人民幣升值將對我 們獲得的美元金額產生不利影響。 或有負債 納稅承諾 就收購土地使用權及在廣州建設總部大樓，名創優 品（廣州）有限責任公司（「名創廣州」）於2020年11 月26日與我們新總部大樓所在地區的地方政府簽訂 了意向書，並承諾自2021年1月1日起計五年內，向 廣州當地政府繳納的稅款總額不低於人民幣965.0百 萬元，其中包括2021年人民幣160.0百萬元、2022 年人民幣175.0百萬元、2023年人民幣190.0百萬 元、2024年人民幣210.0百萬元及2025年人民幣 230.0百萬元。如我們未能支付任何五個曆年期間所 承諾的金額，名創廣州需要補償差額。

Management Discussion and Analysis
管理層討論與分析

We had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2024.

我們已滿足2021、2022及2023曆年的承諾，因此名創廣州無須向當地政府作出任何補償。於2024年3月，名創廣州就2024曆年的納稅承諾向當地政府提供商業銀行發出的人民幣210.0百萬元的履約擔保，有效期為2024年4月1日至2025年3月31日。董事根據2024曆年已付及應付的實際相關稅款及附加費預測作出評估，我們預計將滿足2024曆年的承諾，因此名創廣州在上述履約擔保下不太可能需要向當地政府作出任何補償。因此，截至2024年6月30日，尚未就此事項計提撥備。

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors ("**Defendants**"), alleging that Defendants made misleading misstatements or omissions regarding the Company's business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned *In re MINISO Group Holding Limited Securities Litigation*, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants' motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court's decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs' motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

證券集體訴訟

於2022年8月，本公司及其若干高級職員及董事（「**被告**」）被提起一項推定聯邦證券集體訴訟，指控被告違反《1933年證券法》和《1934年證券交易法》，在公司業務運營和財務方面存在誤導性錯誤陳述或遺漏。訴訟標題為*「關於名創優品集團控股有限公司證券訴訟案」*，1:22-cv-09864（紐約州南區法院）。首席原告遴選程序於2022年11月完成，此後即提交了經修訂的訴狀。法院於2024年2月批准了被告的駁回動議，並允許進行修改。原告於2024年3月底提出動議，要求法院重新考慮判決，被告對此及時做出回應。原告的復議動議尚待裁決。由於案件仍處於初步階段，被告無法預測訴訟結果或估計潛在損失（如有）。

Capital Commitment

As of June 30, 2024, our capital commitment was RMB749.9 million, which was attributable to the construction of the headquarters building.

資本承擔

截至2024年6月30日，我們的資本承擔為人民幣749.9百萬元，用於建設總部大樓。

2024中期報告 名創優品 25

26 MINISO Interim Report 2024 Management Discussion and Analysis 管理層討論與分析 Employees and Remuneration We had a total of 5,245 full-time employees as of June 30, 2024, including 2,400 in mainland China and 2,845 in certain overseas countries and regions. The following table sets forth the number of employees categorized by function as of June 30, 2024: Function 職能 Number of Employees 僱員人數 Product Development and Supply Chain Management 產品開發與供應鏈管理 992 General and Administrative 一般及行政 518 Operations 運營 3,090 Sales and Marketing 銷售及營銷 182 Technology 技術 196 Business Development 業務發展 163 Logistics 物流 104 Total 合計 5,245 Our total remuneration cost incurred for the six months ended June 30, 2024 was RMB685.5 million, while it was RMB441.6 million for the six months ended June 30, 2023. The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance. 僱員及薪酬 截至2024年6月30日，我們共有5,245名全職僱 員，其中2,400名位於中國內地及2,845名位於某些 海外國家及地區。下表載列截至2024年6月30日按 職能劃分的僱員人數： 截至2024年6月30日止六個月，我們產生的總薪酬 成本為人民幣685.5百萬元，而截至2023年6月30 日止六個月為人民幣441.6百萬元。 本公司聘用的僱員人數視乎需要而不時有所變更， 而僱員薪酬亦根據行業慣例釐定。本集團定期檢討 其僱員的薪酬政策及待遇。除養老金及內部培訓計 劃外，亦可能根據對個人表現的評估授予僱員酌情 花紅、股份獎勵及本公司股份激勵計劃中的購股權。

2024中期報告 名創優品 27 Corporate Governance 企業管治 The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability. Compliance with the Corporate Governance Code We have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules during the six months ended June 30, 2024, save for the following. Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings of securities by Directors and relevant employees in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the Reporting Period. 董事會致力於實現高標準的企業管治。董事會相 信，高標準的企業管治在為本公司提供框架以保障 股東利益以及提升企業價值及責任方面至關重要。 遵守《企業管治守則》 於截至2024年6月30日止六個月，我們已遵守《上 市規則》附錄C1第二部分所載的《企業管治守則》的 全部適用守則條文，惟下文所述者除外。 《企業管治守則》的守則條文第C.2.1條建議（但並無 規定）董事會主席的角色應有區分且不應由同一人兼 任。 本公司偏離該守則條文，因為我們並無單獨的主席 與首席執行官，葉先生現兼任本公司這兩個職務。 葉先生為我們的創始人，深諳我們的業務營運及管 理。董事會認為，主席與首席執行官由同一人士兼 任可確保本集團內部的一致領導，並使本集團的整 體戰略規劃更為有效及高效。董事會認為現時的安 排並不會損害權力及權責的平衡，而此結構將確保 本公司迅速及有效地作出及執行決定。董事會將在 考慮本集團的整體情況後，適時繼續審議及考慮區 分董事會主席與本公司首席執行官的職責。 遵守董事進行證券交易的《標準守則》 本公司已採納管理層證券交易政策（「守則」）（其條 款不遜於載列於《上市規則》附錄C3的《標準守則》） 作為其自身證券交易的守則，以規管董事及相關僱 員進行的所有本公司證券交易及守則載列的其他事 宜。 經向全體董事作出具體查詢後，各董事確認彼等於 報告期一直遵守守則。

Corporate Governance
企業管治

Board Committees

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the HKEX.

董事委員會

董事會下設三個委員會，即審計委員會、薪酬委員會和提名及企業管治委員會，以監察本公司特定事務範疇。各委員會已訂立明確界定的書面職權範圍。董事委員會的職權範圍載於本公司及聯交所網站。

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b) to review the adequacy and effectiveness of our internal control over financial reporting; and

(c) to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed our unaudited interim financial report for the six months ended June 30, 2024. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, KPMG, has reviewed our unaudited interim financial report for the six months ended June 30, 2024 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

審計委員會

本公司已遵照《上市規則》第3.21條及《企業管治守則》成立審計委員會。

審計委員會由三位獨立非執行董事組成，即徐黎黎女士、朱擁華先生及王永平先生。徐黎黎女士擔任審計委員會主席，其具備《上市規則》第3.10(2)條所規定的適當資格。

審計委員會的主要職責為：

(a) 監督我們財務報表的完整性以及我們是否遵守與我們的財務報表和會計事項有關的法律和監管要求；

(b) 檢討我們對財務報告是否有足夠及有效的內部控制；及

(c) 檢討所有關聯方交易是否存在潛在利益衝突情況和審批所有此類交易。

審計委員會已審閱我們截至2024年6月30日止六個月的未經審計中期財務報告。審計委員會亦已與本公司高級管理層成員討論有關本公司採用的會計政策及常規事宜以及內部控制及財務報告事宜。

此外，本公司獨立核數師畢馬威會計師事務所已根據香港審閱工作準則第2410號「實體獨立核數師對中期財務資料的審閱」，對我們截至2024年6月30日止六個月的未經審計中期財務報告進行審閱。

28 MINISO Interim Report 2024

Corporate Governance
企業管治

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and one executive Director, Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a) to review and make recommendations to the Board with respect to Director's compensation;

(b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c) to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and one executive Director, Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a) in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b) in respect of its corporate governance functions, to ensure that our Company develops, reviews and assesses periodically, and at least annually, the adequacy of the Company's policies and practices on corporate governance and to ensure our Company's compliance with the requirements of the NYSE and the HKEX and make recommendation to the Board.

薪酬委員會

本公司已遵照《上市規則》第3.25條及《企業管治守則》成立薪酬委員會。

薪酬委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生和王永平先生）以及一位執行董事（葉先生）組成。朱擁華先生擔任薪酬委員會主席。

薪酬委員會的主要職責為：

(a) 審查董事薪酬並就董事薪酬向董事會作出建議；

(b) 評估首席執行官及首席財務官的表現並就彼等的薪酬條款進行審查及向董事會作出建議；及

(c) 審查和批准其他行政人員和高級管理層的薪酬。

提名及企業管治委員會

本公司已遵照《上市規則》第3.27A條及《企業管治守則》成立提名及企業管治委員會。

提名及企業管治委員會由三位獨立非執行董事（即徐黎黎女士、朱擁華先生和王永平先生）以及一位執行董事（葉先生）組成。王永平先生擔任提名及企業管治委員會主席。

提名及企業管治委員會的主要職責為：

(a) 就其提名職能而言，制定並就董事會和委員會成員的資格標準向董事會提出建議，向董事會推薦提名參選董事和各董事委員會成員的人選，及制定並向董事會推薦一套企業管治指引；及

(b) 就其企業管治職能而言，確保本公司定期（至少每年一次）制定、審查及評估本公司的企業管治政策及常規是否足夠，並確保本公司遵守紐交所及聯交所的規定，並向董事會提出建議。

2024中期報告 名創優品 29

30 MINISO Interim Report 2024 Other Information 其他資料 Directors’ and Chief Executives’ Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations As at June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the HKEX pursuant to the Model Code were as follows: Interest in the Shares Name 姓名 Capacity/Nature of interest 身份╱權益性質 Number of Shares 股份數目 Number of Shares underlying outstanding options/ restricted shares/ restricted share units granted 已授出發行在外購股 權╱受限制股份╱ 受限制股份單位的 相關股份數目 Approximate % of shareholding in our Company(1) 於本公司股權的 概約百分比(1) Mr. Ye Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust/interest of spouse 789,541,061(2) (L) 14,000,000(2) (S) – 62.7% 1.1% 葉先生 受控法團權益╱酌情信託成立人╱ 信託受益人╱配偶權益 Ms. XU Lili Beneficial interest – 20,000(3) (L) 0.002% 徐黎黎女士 實益權益 Mr. ZHU Yonghua Beneficial interest – 11,232(4) (L) 0.001% 朱擁華先生 實益權益 董事及最高行政人員於本公司或其任何相聯法 團的股份、相關股份及債權證中的權益和淡倉 於2024年6月30日，本公司董事及最高行政人員於 本公司或其相聯法團（定義見《證券及期貨條例》第 XV部）的股份、相關股份及債權證中擁有須(a)根據 《證券及期貨條例》第XV部第7及第8分部通知本公 司及聯交所的權益及淡倉（包括根據《證券及期貨 條例》有關條文其被當作或被視為擁有的權益及淡 倉）；或(b)記錄於本公司根據《證券及期貨條例》第 352條存置的登記冊的權益及淡倉；或(c)根據《標準 守則》通知本公司及聯交所的權益及淡倉如下： 於股份的權益

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其他資料

Notes:

(1) The calculation is based on the total number of 1,259,282,577 Shares in issue as at June 30, 2024. The letter "L" stands for long position and the letter "S" stands for short position.

(2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,401,382 Shares held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. The short position represents Mr. Ye, through an entity controlled under YGF Trust, has delivered a total of 14,000,000 Shares under credit support arrangement with a return obligation. For further details of Mr. Ye's interest in our Company, please see the section headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" on the next page.

(3) Represents Ms. Xu's entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan.

(4) Represents Mr. Zhu's entitlement to receive up to 5,620 Shares pursuant to the vesting of RSUs granted to him under the 2020 Share Incentive Plan and his beneficial interest in 5,612 Shares.

Save as disclosed above, as at June 30, 2024, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the HKEX.

附註：

(1) 該計算乃基於2024年6月30日已發行的1,259,282,577股股份的總數。字母「L」代表好倉，字母「S」代表淡倉。

(2) 指(i)由Mini Investment Limited持有的328,290,482股股份；(ii)由YGF MC Limited持有的203,401,382股股份；及(iii)由YYY MC Limited持有的257,849,197股股份。該淡倉代表葉先生通過YGF Trust控制的實體根據信用支持安排交付合共14,000,000股股份，並承擔退還義務。有關葉先生在本公司權益的進一步詳情，請參閱下頁「主要股東於股份及相關股份中的權益及淡倉」一節。

(3) 指徐女士根據2020年股份激勵計劃獲授的購股權於行使後獲得最多20,000股股份的權利。

(4) 指朱先生根據2020年股份激勵計劃獲授的受限制股份單位歸屬後獲得最多5,620股股份的權利及5,612股股份的實益權益。

除上文所披露者外，於2024年6月30日，據任何董事或本公司最高行政人員所知，並無任何董事或本公司最高行政人員於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份或債權證中擁有(a)根據《證券及期貨條例》第XV部第7及第8分部須通知本公司及聯交所的權益或淡倉；(b)根據《證券及期貨條例》第352條規定須登記於該條例所指登記冊的權益或淡倉；或(c)根據《標準守則》須知會本公司及聯交所的權益或淡倉。

2024中期報告 名創優品 31

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Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As at June 30, 2024, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this interim report) had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

主要股東於股份及相關股份中的權益及淡倉

於2024年6月30日，下列人士（權益已於本中期報告披露的董事及本公司最高行政人員除外）於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉：

Name 姓名／名稱	Capacity/Nature of interest 身份／權益性質	Number of Shares 股份數目	Approximate % of shareholding in our Company[1] 於本公司股權的概約百分比[1]
YYY MC Limited[2]	Beneficial interest	257,849,197 (L)	20.5%
YYY MC Limited[2]	實益權益		
YYY Development Limited[2]	Interest in controlled corporations	257,849,197 (L)	20.5%
YYY Development Limited[2]	受控法團權益		
YGF MC Limited[3]	Beneficial interest	203,401,382 (L)	16.2%
YGF MC Limited[3]	實益權益		
Mini Investment Limited[4]	Beneficial interest	328,290,482 (L) 14,000,000 (S)	26.1% 1.1%
Mini Investment Limited[4]	實益權益		
YGF Development Limited[4]	Interest in controlled corporation	328,290,482 (L) 14,000,000 (S)	26.1% 1.1%
YGF Development Limited[4]	受控法團權益		
Mr. Ye[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	789,541,061 (L) 14,000,000 (S)	62.7% 1.1%
葉先生[2][3][4][5]	受控法團權益／酌情信託成立人／信託受益人／配偶權益		
Ms. Yang[2][3][4][5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	789,541,061 (L) 14,000,000 (S)	62.7% 1.1%
楊女士[2][3][4][5]	受控法團權益／酌情信託成立人／信託受益人／配偶權益		

32 MINISO Interim Report 2024

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Notes:

(1) The calculation is based on the total number of 1,259,282,577 Shares in issue as at June 30, 2024. The letter "L" stands for long position and the letter "S" stands for short position.

(2) YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(3) YGF MC Limited is wholly-owned by Mr. Ye.

(4) Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(5) Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

Save as disclosed above, as at June 30, 2024, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations", had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the HKEX pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

附註：

(1) 該計算乃基於2024年6月30日已發行的1,259,282,577股股份的總數。字母「L」代表好倉，字母「S」代表淡倉。

(2) YYY MC Limited由YYY Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YYY Development Limited的全部股份由TMF (Cayman) Ltd.代表YYY Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，楊女士及其家庭成員為受益人。楊女士身兼YYY Trust的委託人及保護人，並被視為YYY Trust的控制人。根據《證券及期貨條例》，楊女士被視為在YYY MC Limited持有本公司的所有權益中擁有權益。

(3) YGF MC Limited由葉先生全資擁有。

(4) Mini Investment Limited由YGF Development Limited（一家依據英屬維爾京群島法律註冊成立的有限責任公司）全資擁有。YGF Development Limited的全部股份由TMF (Cayman) Ltd.代表YGF Trust持有。在該信託中，TMF (Cayman) Ltd.為受託人，葉先生及其家庭成員為受益人。葉先生身兼YGF Trust的委託人及保護人，並被視為YGF Trust的控制人。根據《證券及期貨條例》，葉先生被視為在Mini Investment Limited持有本公司的所有權益中擁有權益。

(5) 葉先生及楊女士為配偶關係，因此被視為在對方持有的股權中擁有權益。

除上文所披露者外，於2024年6月30日，除董事（其權益載於「董事及最高行政人員於本公司或其任何相聯法團的股份、相關股份及債權證中的權益和淡倉」一節）外，概無其他人士於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司及聯交所披露或記錄於本公司根據《證券及期貨條例》第336條須存置的登記冊的權益或淡倉。

2024中期報告 名創優品 33

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其他資料

2020 SHARE INCENTIVE PLAN

The 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. The Company relies on the transitional arrangements provided for under the new Chapter 17 of the Listing Rules which became effective on January 1, 2023.

Maximum number of Shares

The maximum aggregate number of Shares that may be issued is 147,301,128 Shares (the "**Scheme Mandate**") of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options.

As of January 1, 2024, Awards representing 7,071,028 Shares were available for grant under the 2020 Share Incentive Plan. During the Reporting Period, RSUs representing a total of 21,041,410 underlying Shares were granted to eligible participants pursuant to the 2020 Share Incentive Plan. As of June 30, 2024, Awards representing 7,106,708 Shares were available for grant under the 2020 Share Incentive Plan. As of January 1, 2024, 48,527,444 new Shares were available for issue under the Scheme Mandate. During the Reporting Period, no new Shares were issued pursuant to the 2020 Share Incentive Plan. As of June 30, 2024 and the Latest Practicable Date, 27,655,954 new Shares (representing approximately 2.2% of the weighted average number of Shares as of the Latest Practicable Date) were available for issue under the Scheme Mandate.

Outstanding Options, Restricted Shares and RSUs granted

Save for the Awards which were lapsed during the Reporting Period as disclosed below, there was no Award which was cancelled during the Reporting Period.

The Company has not granted further Options under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Options granted under the 2020 Share Incentive Plan during the Reporting Period are as follows:

2020年股份激勵計劃

2020年股份激勵計劃於2020年9月首次獲董事會採納，並於2022年6月進一步修訂，修訂於上市後生效。自上市起，2020年股份激勵計劃受《上市規則》第17章規限。本公司倚賴《上市規則》新第17章（自2023年1月1日起生效）所規定的過渡安排。

最大股份數目

可發行的股份最高總數為147,301,128股股份（「**計劃授權**」），僅有最多71,485,122股股份可根據以購股權形式授出的獎勵予以發行。

截至2024年1月1日，根據2020年股份激勵計劃可供授出7,071,028股股份的獎勵。於報告期，根據2020年股份激勵計劃已向合資格參與者授出合共21,041,410股相關股份的受限制股份單位。截至2024年6月30日，根據2020年股份激勵計劃可供授出7,106,708股股份的獎勵。截至2024年1月1日，根據計劃授權可供發行48,527,444股新股份。於報告期，概無根據2020年股份激勵計劃發行新股份。截至2024年6月30日及最後實際可行日期，根據計劃授權可供發行27,655,954股新股份（佔截至最後實際可行日期加權平均股份數約2.2%）。

已授出發行在外購股權、受限制股份及受限制股份單位

除下文所披露於報告期間已失效的獎勵外，於報告期間概無獎勵已註銷。

本公司於上市日期後並無根據2020年股份激勵計劃進一步授予任何購股權。於報告期，根據2020年股份激勵計劃授予的購股權變動詳情如下：

34 MINISO Interim Report 2024

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Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Exercise period 行使期間	Exercise price 行使價	Number of Options outstanding as of January 1, 2024 截至2024年1月1日發行在外的購股權數目	Number of Options granted during the Reporting Period 於報告期授出的購股權數目	Number of Options lapsed during the Reporting Period 於報告期已失效的購股權數目	Number of Options exercised during the Reporting Period 於報告期已行使的購股權數目	Number of Options outstanding as of June 30, 2024 截至2024年6月30日發行在外的購股權數目	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period 股份於報告期內緊接行使日期前的加權平均收市價
Director 董事										
Xu Lili	October 15, 2020	50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant	Maximum exercisable term is ten years from the date of grant	US$0.00 per Share	20,000	–	–	–	20,000	N/A
徐黎黎	2020年10月15日	股份數目的50%須於授予後完全歸屬及股份數目的50%須於授予日期一年後完全歸屬	自授予日期起計的最長可行使期限為十年	每股0.00美元						不適用
Other grantees (in aggregate)	January 16, 2020 and September 27, 2020	5 years	Maximum exercisable term is ten years from the date of grant	US$0.036 per Share	5,149,104	–	97,200	489,856	4,562,048	US$5.38
其他承授人(合計)	2020年1月16日及2020年9月27日	5年	自授予日期起計的最長可行使期限為十年	每股0.036美元						5.38美元
Total 合計					**5,169,104**	**-**	**97,200**	**489,856**	**4,582,048**	

Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by existing Shares during the Reporting Period are as follows:

於報告期，根據2020年股份激勵計劃授予的受限制股份單位(將以現行股份結算)變動詳情如下：

2024中期報告 名創優品 35

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Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 表現目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant[1] 受限制股份單位於授予日期的公允價值[1]	Number of RSUs outstanding as of January 1, 2024 截至2024年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數目	Number of RSUs lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of June 30, 2024 截至2024年6月30日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Director **董事**												
Zhu Yonghua	October 20, 2023	22,472 Shares shall vest in equal portions on October 20, 2023, January 15, 2024, April 15, 2024 and July 15, 2024, respectively	US$0.00 Per Share	N/A	US$6.24	US$6.27	16,856	-	-	11,236	5,620	US$5.40
朱擁華	2023年10月20日	22,472股股份分別將於2023年10月20日、2024年1月15日、2024年4月15日及2024年7月15日等額歸屬	每股0.00美元	不適用	6.24美元	6.27美元						5.40美元
Other grantees (in aggregate)	December 6, 2022	3-4 years	US$0.036 per Share	N/A	US$2.79	US$2.89	385,600	-	12,000	65,400	308,200	US$5.19
其他承授人(合計)	2022年12月6日	3-4年	每股0.036美元	不適用	2.79美元	2.89美元						5.19美元
	December 6, 2022	3 years	US$0.036 per Share	N/A	US$2.79	US$2.89	113,600	-	73,600	20,000	20,000	US$5.17
	2022年12月6日	3年	每股0.036美元	不適用	2.79美元	2.89美元						5.17美元
	December 20, 2022	3 years	US$0.036 per Share	N/A	US$2.65	US$2.78	7,600	-	-	-	7,600	N/A
	2022年12月20日	3年	每股0.036美元	不適用	2.65美元	2.78美元						不適用
	March 20, 2023	3 years	US$0.036 per Share	N/A	US$4.375	US$4.45	76,680	-	-	25,560	51,120	US$5.17
	2023年3月20日	3年	每股0.036美元	不適用	4.375美元	4.45美元						5.17美元
	March 20, 2023	5 years	US$0.036 per Share	Please refer to the announcement published by the Company on March 21, 2023 for details	US$4.375	US$4.45	5,084,800	-	-	1,016,960	4,067,840	US$5.17
	2023年3月20日	5年	每股0.036美元	詳情請參閱本公司於2023年3月21日刊發的公告	4.375美元	4.45美元						5.17美元

36 MINISO Interim Report 2024

Other Information
其他資料

Name or category of grantee 承授人姓名或類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 表現目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant[1] 受限制股份單位於授予日期的公允價值[1]	Number of RSUs outstanding as of January 1, 2024 截至2024年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期授出的受限制股份單位數目	Number of RSUs lapsed during the Reporting Period 於報告期已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期已歸屬的受限制股份單位數目	Number of RSUs outstanding as of June 30, 2024 截至2024年6月30日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
	June 21, 2023 2023年6月21日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.02 4.02美元	US$3.99 3.99美元	169,920	-	-	56,640	113,280	US$5.23 5.23美元
	October 10, 2023 2023年10月10日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$6.50 6.50美元	US$6.50 6.50美元	26,040	-	-	-	26,040	N/A 不適用
	December 20, 2023 2023年12月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$4.96 4.96美元	US$4.72 4.72美元	77,160	-	22,800	-	54,360	N/A 不適用
	March 20, 2024 2024年3月20日	3 years 3年	US$0.036 per Share 每股0.036美元	N/A 不適用	US$5.17 5.17美元	US$5.07 5.07美元	-	169,920	-	-	169,920	N/A 不適用
Total 合計							5,958,256	169,920	108,400	1,195,796	4,823,980	

All the Awards granted by the Company as of June 30, 2024 disclosed above will be satisfied by utilizing the Shares already issued to certain share incentive award holding vehicles of the Company before the Listing.

截至2024年6月30日，本公司授出的所有獎勵將通過動用上市前已發行予本公司若干股份激勵控股公司的股份支付。

Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by issuing new Shares during the Reporting Period are as follows:

於報告期，根據2020年股份激勵計劃授予的受限制股份單位（將以發行新股份方式結算）變動詳情如下：

2024中期報告 名創優品 37

Other Information
其他資料

Category of grantee 承授人類別	Date of grant 授予日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 表現目標	Closing price of Shares immediately before the date of grant 股份於緊接授予日期前的收市價	Fair value of RSUs at the date of grant[1] 受限制股份單位於授予日期的公允價值[1]	Number of RSUs outstanding as of January 1, 2024 截至2024年1月1日發行在外的受限制股份單位數目	Number of RSUs granted during the Reporting Period 於報告期間授出的受限制股份單位數目	Number of RSUs lapsed during the Reporting Period 於報告期間已失效的受限制股份單位數目	Number of RSUs vested during the Reporting Period 於報告期間已歸屬的受限制股份單位數目	Number of RSUs outstanding as of June 30, 2024 截至2024年6月30日發行在外的受限制股份單位數目	Weighted average closing price of the Share immediately before the date of vesting 股份於緊接歸屬日期前的加權平均收市價
Employee participants	March 20, 2024	5 years	US$0.00001 per Share	Please refer to the announcement published by the Company on March 20, 2024 for details	US$5.17 per Share	US$4.29 per Share	-	20,871,490	609,250	-	20,262,240	N/A
僱員參與者	2024年3月20日	5年	每股0.00001美元	詳情請參閱本公司於2024年3月20日刊發的公告	每股5.17美元	每股4.29美元						不適用

The Company has not granted further Restricted Shares under the 2020 Share Incentive Plan after the Listing Date and during the Reporting Period. As of June 30, 2024, there are no Restricted Shares outstanding under the 2020 Share Incentive Plan.

於上市日期後及報告期內，本公司並無根據2020年股份激勵計劃進一步授予受限制股份。截至2024年6月30日，根據2020年股份激勵計劃再無發行在外的受限制股份。

Further details of the 2020 Share Incentive Plan (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 19 to the unaudited interim financial report.

2020年股份激勵計劃的進一步詳情（包括為評估股份獎勵的公允價值而採納的會計準則及政策）載於未經審計中期財務報告附註19。

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended June 30, 2024, the Company repurchased a total of 1,230,200 Shares at an aggregate consideration (including all the relevant expenses) of HK$40.3 million on the HKEX and a total of 254,600 ADSs at an aggregate consideration (including all the relevant expenses) of US$4.8 million on the NYSE. As of the date of this interim report, the repurchased Shares and ADSs are pending cancellation, and would not receive any interim dividend.

購買、出售或贖回本公司的上市證券

於截至2024年6月30日止六個月，本公司於聯交所以總對價（包含所有相關開支）40.3百萬港元購回了共計1,230,200股股份及於紐交所以總對價（包含所有相關開支）4.8百萬美元購回了共計254,600股美國存託股。截至本中期報告日期，已購回的股份和美國存託股尚未註銷，並不會獲派任何中期股息。

Note:
附註：

1 The fair value of the RSUs is determined with reference to the market price of the Shares at the respective grant date.

1 受限制股份單位公允價值乃參考股份於各授予日期的市價釐定。

38 MINISO Interim Report 2024

2024中期報告 名創優品 39 Other Information 其他資料 Particulars of the repurchases made by the Company during the six months ended June 30, 2024 are as follows: HKEX Price paid per Share 就每股股份支付的價格 Aggregate consideration paid (including all the relevant expenses) (HK$’000) 已付總對價（包含 所有相關開支） （千港元） Trading Month 交易月份 No. of Shares repurchased 購回股份數目 Highest price (HK$) 最高價（港元） Lowest price (HK$) 最低價（港元） January 2024 2024年1月 1,055,200 33.45 31.00 34,357 February 2024 2024年2月 175,000 34.00 33.70 5,939 NYSE Price paid per Share 就每股股份支付的價格 Aggregate consideration paid (including all the relevant expenses) (US$’000) 已付總對價（包含 所有相關開支） （千美元） Trading Month 交易月份 No. of Shares repurchased 購回股份數目 Highest price (US$) 最高價（美元） Lowest price (US$) 最低價（美元） January 2024 2024年1月 1,018,400 5.00 4.28 4,845 Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the HKEX or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the six months ended June 30, 2024. The Company did not hold any treasury shares (as defined under the Listing Rules) as of June 30, 2024. Changes in Directors and Senior Management There has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. 本公司於截至2024年6月30日止六個月作出的購回 詳情如下： 聯交所 紐交所 除上文所披露者外，於截至2024年6月30日止六個 月，本公司或其任何附屬公司概無購買、出售或贖 回本公司於聯交所或紐交所上市的任何證券（包括出 售《上市規則》所定義的庫存股）。截至2024年6月 30日，本公司並無持有任何《上市規則》所定義的庫 存股。 董事及高級管理層變動 董事資料並無變動而須根據《上市規則》第13.51B(1) 條予以披露。

40 MINISO Interim Report 2024 Other Information 其他資料 中期股息 於2024年3月12日，董事會批准派發特別現金股 息，金額為每股美國存託股0.2900美元或每股股份 0.0725美元，已於2024年4月9日向股份持有人及 於2024年4月12日向美國存託股持有人派付。支付 的現金股息總額約為90.5百萬美元。 於2024年8月30日，董事會批准向紐約時間及北 京╱香港時間2024年9月13日營業結束時登記在冊 的美國存託股及股份持有人派發中期現金股息，金 額為每股美國存託股0.2744美元或每股股份0.0686 美元。股份持有人的派付日期為2024年9月23日， 而美國存託股持有人的派付日期為2024年9月27 日。已支付的現金股息總額約為85.5百萬美元（按人 民幣7.2672元兌1.0000美元的匯率計算，為人民幣 621.3百萬元），約佔本公司截至2024年6月30日止 六個月經調整淨利潤的50%，並由資本公積以現金 的方式支付。 全球發售所得款項用途 於2022年7月13日，股份於聯交所主板上市。全球 發售所得款項淨額為482.1百萬港元。截至2024年 6月30日，先前於招股章程「未來計劃及所得款項用 途」一節所披露的所得款項淨額擬定用途概無變動。 如預計，本公司已於其股份在聯交所上市後48個月 內根據該等擬定用途悉數動用所得款項淨額的餘額。 截至2024年6月30日，本集團已動用的所得款項淨 額載列於下表： Interim Dividend On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$0.0725 per Share, which has been paid on April 9, 2024 for holders of Shares and April 12, 2024 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$90.5 million. On August 30, 2024, the Board approved the distribution of an interim cash dividend in the amount of US$0.2744 per ADS or US$0.0686 per Share, to holders of ADSs and Shares of record as of the close of business on September 13, 2024, New York Time and Beijing/Hong Kong Time, respectively. The payment date was September 23, 2024 for holders of Shares and September 27, 2024 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$85.5 million (RMB621.3 million at an exchange rate of RMB7.2672 to US$1.0000), which was approximately 50% of the Company’s adjusted net profit for the six months ended June 30, 2024 and was distributed from additional paid-in capital and settled by a cash distribution. USE OF PROCEEDS FROM THE GLOBAL OFFERING On July 13, 2022, the Shares were listed on the Main Board of the HKEX. The net proceeds from the Global Offering were HK$482.1 million. As of June 30, 2024, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus. The Company has fully utilized the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEX as expected. As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below:

2024中期報告 名創優品 41 Other Information 其他資料 % of total net proceeds 所得款項淨總額佔比 Amount of net proceeds 所得款項淨額金額 Unutilized amount as at December 31, 2023 於2023年12月31日 未動用金額 Amount of net proceeds utilized during the six months ended June 30, 2024 於截至 2024年6月30日 止六個月已動用的 所得款項淨額金額 Amount of net proceeds unutilized amount as at June 30, 2024 於2024年6月30日 未動用的所得款項 淨額金額 Purpose (HK$ million) (HK$ million) (HK$ million) (HK$ million) 用途 （百萬港元） （百萬港元） （百萬港元） （百萬港元） Store network expansion and upgrade 門店網絡擴張和升級 25% 120.5 – – – Supply chain improvement and product development 供應鏈優化和產品開發 20% 96.4 – – – Strengthen our technology capabilities 增強我們的技術能力 20% 96.4 20.6 20.6 – Invest in brand promotion and incubation 投資於品牌推廣及培育 20% 96.4 – – – Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business 資本開支，其中可能包括收購或投資與我們業務互補的業務或 資產 5% 24.2 – – – Working capital and general corporate purposes 營運資金和一般公司用途 10% 48.2 – – – Total 合計 100% 482.1 20.6 20.6 – Material Litigation Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period. Approval of Interim Report The interim report of the Group for the six months ended June 30, 2024 was approved and authorised for issue by the Board on September 26, 2024. 重大訴訟 除本中期報告所披露者外，於報告期，本公司並無 涉及任何重大訴訟或仲裁。於報告期，董事並不知 悉任何待決或對本集團構成威脅的任何重大訴訟或 索賠。 批核中期報告 於2024年9月26日，董事會已批核及授權發佈本集 團截至2024年6月30日止六個月之中期報告。

42 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （以人民幣千元呈列， 除每股數據外） Unaudited Consolidated Statement of Profit or Loss 未經審計綜合損益表 For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Revenue 收入 4 6,206,330 7,758,743 Cost of sales 銷售成本 5 (3,748,938) (4,368,957) Gross profit 毛利 2,457,392 3,389,786 Other income 其他收入 3,624 12,698 Selling and distribution expenses 銷售及分銷開支 5 (917,966) (1,522,088) General and administrative expenses 一般及行政開支 5 (319,705) (418,573) Other net income 其他淨收入 6 41,256 41,696 Reversal of credit loss/(credit loss) on trade and other receivables 貿易及其他應收款項信貸虧損撥回╱（信貸虧損） 4,788 (3,606) Impairment loss on non-current assets 非流動資產減值虧損 (3,448) (5,104) Operating profit 經營利潤 1,265,941 1,494,809 Finance income 財務收入 80,541 74,606 Finance costs 財務成本 (18,277) (40,595) Net finance income 財務收入淨額 7 62,264 34,011 Share of profit of equity-accounted investees, net of tax 分佔以權益法入賬的被投資公司的收益，稅後淨額 – 301 Profit before taxation 稅前利潤 1,328,205 1,529,121 Income tax expense 所得稅開支 8 (310,287) (351,742) Profit for the period 期內利潤 1,017,918 1,177,379 Attributable to: 以下人士應佔： Equity shareholders of the Company 本公司權益股東 1,004,836 1,170,102 Non-controlling interests 非控股權益 13,082 7,277 Profit for the period 期內利潤 1,017,918 1,177,379 Earnings per share 每股盈利 Basic earnings per share (RMB) 每股基本盈利（人民幣元） 9 0.81 0.94 Diluted earnings per share (RMB) 每股攤薄盈利（人民幣元） 9 0.80 0.94 The notes on pages 49 to 88 form part of this interim financial report. Details of dividends payable to equity shareholders of the Company are set out in Note 18(c). 第49頁至88頁的附註為本中期財務報告的一部分。 應付本公司權益股東股息的詳情載於附註18(c)。

2024中期報告 名創優品 43 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income 未經審計綜合損益及其他全面收益表 For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Profit for the period 期內利潤 1,017,918 1,177,379 Items that may be reclassified subsequently to profit or loss: 隨後可能重新分類至損益的項目： Exchange differences on translation of financial statements of foreign operations 換算海外業務財務報表的匯兌差額 54,832 6,845 Other comprehensive income for the period 期內其他全面收益 54,832 6,845 Total comprehensive income for the period 期內全面收益總額 1,072,750 1,184,224 Attributable to: 以下人士應佔： Equity shareholders of the Company 本公司權益股東 1,057,099 1,178,043 Non-controlling interests 非控股權益 15,651 6,181 Total comprehensive income for the period 期內全面收益總額 1,072,750 1,184,224 The notes on pages 49 to 88 form part of this interim financial report. 第49頁至88頁的附註為本中期財務報告的一部分。

44 MINISO Interim Report 2024 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 ASSETS 資產 Non-current assets 非流動資產 Property, plant and equipment 物業、廠房及設備 10 769,306 1,047,687 Right-of-use assets 使用權資產 11 2,900,860 3,684,817 Intangible assets 無形資產 19,554 12,333 Goodwill 商譽 21,643 21,247 Deferred tax assets 遞延稅項資產 104,130 116,577 Other investments 其他投資 12 90,603 106,102 Trade and other receivables 貿易及其他應收款項 14 135,796 173,136 Term deposits 定期存款 100,000 103,308 Interests in equity-accounted investees 以權益法入賬的被投資公司的權益 15,783 14,814 4,157,675 5,280,021 Current assets 流動資產 Other investments 其他投資 12 252,866 350,913 Inventories 存貨 13 1,922,241 1,949,849 Trade and other receivables 貿易及其他應收款項 14 1,518,357 1,614,148 Cash and cash equivalents 現金及現金等價物 15 6,415,441 6,233,089 Restricted cash 受限制現金 7,970 1,965 Term deposits 定期存款 210,759 283,007 10,327,634 10,432,971 Total assets 資產總值 14,485,309 15,712,992

2024中期報告 名創優品 45 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Financial Position 未經審計綜合財務狀況表 As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 EQUITY 權益 Share capital 股本 18(a) 95 95 Additional paid-in capital 資本公積 6,331,375 5,543,845 Other reserves 其他儲備 1,114,568 1,260,576 Retained earnings 留存收益 1,722,157 2,892,259 Equity attributable to equity shareholders of the Company 本公司權益股東應佔權益 9,168,195 9,696,775 Non-controlling interests 非控股權益 23,022 28,006 Total equity 權益總額 9,191,217 9,724,781 LIABILITIES 負債 Non-current liabilities 非流動負債 Contract liabilities 合約負債 4 40,954 39,299 Loans and borrowings 貸款及借款 6,533 6,414 Other payables 其他應付款項 16 12,411 32,786 Lease liabilities 租賃負債 17 797,986 1,481,836 Deferred income 遞延收益 29,229 37,480 887,113 1,597,815 Current liabilities 流動負債 Contract liabilities 合約負債 4 324,028 344,422 Loans and borrowings 貸款及借款 726 713 Trade and other payables 貿易及其他應付款項 16 3,389,826 3,328,888 Lease liabilities 租賃負債 17 447,319 455,453 Deferred income 遞延收益 6,644 6,685 Current taxation 即期稅項 238,436 254,235 4,406,979 4,390,396 Total liabilities 負債總額 5,294,092 5,988,211 Total equity and liabilities 權益及負債總額 14,485,309 15,712,992 The notes on pages 49 to 88 form part of this interim financial report. 第49頁至88頁的附註為本中期財務報告的一部分。

Unaudited Consolidated Statement of Changes in Equity
未經審計綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Attributable to equity shareholders of the Company 歸屬於本公司的權益股東										
	Share capital 股本	Additional paid-in capital 資本公積	Merger reserve 合併儲備	Treasury shares 庫存股份	Share-based payment reserve 以股份為基礎的付款儲備	Translation reserve 匯兑儲備	PRC statutory reserve 中國法定公積金	(Accumulated losses)/ retained earnings (累計虧損)／留存收益	Total 合計	Non-controlling interests 非控股權益	Total equity 權益總額
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Balance at January 1, 2023 於2023年1月1日的結餘	95	8,015,885	117,912	(114,355)	877,172	2,099	105,020	(1,196,403)	7,807,425	1,602	7,809,027
Changes in equity for the six months ended June 30, 2023 截至2023年6月30日止六個月的權益變動											
Profit for the period 期內利潤	-	-	-	-	-	-	-	1,004,836	1,004,836	13,082	1,017,918
Other comprehensive income for the period 期內其他全面收益	-	-	-	-	-	52,263	-	-	52,263	2,569	54,832
Total comprehensive income for the period 期內全面收益總額	-	-	-	-	-	52,263	-	1,004,836	1,057,099	15,651	1,072,750
Offset of accumulated losses 累計虧損的抵銷	-	(730,898)	-	-	-	-	-	730,898	-	-	-
Exercise of share options and subscription of restricted share units 行使購股權及認購受限制股份單位	-*	189	-	-	-	-	-	-	189	-	189
Cancellation of shares 註銷股份	-*	(30,305)	-	30,305	-	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	-	-	-	-	36,302	-	-	-	36,302	-	36,302
Balance at June 30, 2023 於2023年6月30日的結餘	95	7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

46 MINISO Interim Report 2024

Unaudited Consolidated Statement of Changes in Equity
未經審計綜合權益變動表

(Expressed in thousands of Renminbi)
（以人民幣千元呈列）

	Note 附註	Share capital 股本 RMB'000 人民幣千元	Additional paid-in capital 資本公積 RMB'000 人民幣千元	Merger reserve 合併儲備 RMB'000 人民幣千元	Treasury shares 庫存股份 RMB'000 人民幣千元	Share-based payment reserve 以股份為基礎的付款儲備 RMB'000 人民幣千元	Translation reserve 匯兌儲備 RMB'000 人民幣千元	PRC statutory reserve 中國法定公積金 RMB'000 人民幣千元	Retained earnings 留存收益 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元	Non-controlling interests 非控股權益 RMB'000 人民幣千元	Total equity 權益總額 RMB'000 人民幣千元
		Attributable to equity shareholders of the Company 歸屬於本公司的權益股東										
Balance at January 1, 2024 於2024年1月1日的結餘		95	6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217
Changes in equity for the six months ended June 30, 2024 截至2024年6月30日止六個月的權益變動												
Profit for the period 期內利潤		-	-	-	-	-	-	-	1,170,102	1,170,102	7,277	1,177,379
Other comprehensive income for the period 期內其他全面收益		-	-	-	-	-	7,941	-	-	7,941	(1,096)	6,845
Total comprehensive income for the period 期內全面收益總額		-	-	-	-	-	7,941	-	1,170,102	1,178,043	6,181	1,184,224
Dividend declared and paid to equity shareholders of the Company 已宣派並支付予本公司股權股東的股息	18(c)	-	(643,176)	-	-	-	-	-	-	(643,176)	-	(643,176)
Dividend declared and paid to non-controlling interests 已宣派並支付予非控股權益的股息		-	-	-	-	-	-	-	-	-	(1,612)	(1,612)
Exercise of share options and subscription of restricted share units 行使購股權及認購受限制股份單位	19	-*	468	-	-	-	-	-	-	468	-	468
Repurchase of shares 回購股份	18(b)	-	-	-	(70,847)	-	-	-	-	(70,847)	-	(70,847)
Cancellation of shares 註銷股份	18(b)	-*	(144,407)	-	144,407	-	-	-	-	-	-	-
Equity settled share-based transactions 以權益結算的股份支付交易	19	-	-	-	-	64,507	-	-	-	64,507	-	64,507
Acquisition of non-controlling interests 非控股權益收購		-	(415)	-	-	-	-	-	-	(415)	415	-
Balance at June 30, 2024 於2024年6月30日的結餘		95	5,543,845	117,912	(84,050)	1,024,413	31,702	170,599	2,892,259	9,696,775	28,006	9,724,781

* The amount was less than RMB1,000.

* 金額少於人民幣1,000元。

The notes on pages 49 to 88 form part of this interim financial report.

第49頁至88頁的附註為本中期財務報告的一部分。

2024中期報告 名創優品 47

48 MINISO Interim Report 2024 (Expressed in thousands of Renminbi) （以人民幣千元呈列） Unaudited Consolidated Statement of Cash Flows 未經審計綜合現金流量表 For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Cash flows from operating activities 經營活動所得現金流 Cash generated from operations 經營所得現金 1,474,268 1,649,204 Income tax paid 已付所得稅 (241,494) (355,448) Net cash from operating activities 經營活動所得現金淨額 1,232,774 1,293,756 Cash flows from investing activities 投資活動所得現金流 Payment for purchases of property, plant, equipment and intangible assets 購買物業、廠房及設備以及無形資產的付款 (96,115) (302,784) Proceeds from disposal of property, plant and equipment and intangible assets 處置物業、廠房及設備以及無形資產所得款項 3,587 3,166 Refund of prepayments 退還預付款項 200,000 – Payment for purchases of other investments 購買其他投資的付款 (3,230,511) (4,176,438) Proceeds from disposal of other investments 處置其他投資所得款項 3,753,449 4,077,046 Placement of term deposits 存入定期存款 (641,371) (256,855) Maturity of term deposits 提取定期存款 95,212 181,299 Interest income 利息收入 80,541 68,249 Investment income from other investments 其他投資的投資收益 27,521 18,360 Net cash from/(used in) investing activities 投資活動所得╱（所用）現金淨額 192,313 (387,957) Cash flows from financing activities 融資活動所得現金流 Proceeds from subscription of restricted share units and exercise of share options 認購受限制股份單位及行使購股權所得款項 191 468 Payment of capital element and interest element of lease liabilities 支付租賃負債的資本部分和利息部分 (175,750) (414,592) Payment for repurchase of shares 回購股份款項 (608) (36,914) Dividends paid to equity shareholders of the Company 支付予本公司權益股東的股息 18(c) – (643,176) Dividends paid to non-controlling interests 支付予非控股權益的股息 – (1,612) Net cash used in financing activities 融資活動所用現金淨額 (176,167) (1,095,826) Net increase/(decrease) in cash and cash equivalents 現金及現金等價物增加╱（減少）淨額 1,248,920 (190,027) Cash and cash equivalents at the beginning of the period 期初現金及現金等價物 5,186,601 6,415,441 Effect of movements in exchange rates on cash held 匯率變動對所持現金的影響 53,692 1,318 Cash and cash equivalents at the end of the period 期末現金及現金等價物 15 6,489,213 6,226,732 The notes on pages 49 to 88 form part of this interim financial report. 第49頁至88頁的附註為本中期財務報告的一部分。

2024中期報告 名創優品 49 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 1 BASIS OF PREPARATION This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on August 30, 2024. The interim financial report has been prepared in accordance with the same accounting policies adopted in the consolidated financial statements for the six months ended December 31, 2023, except for the accounting policy changes that are expected to be reflected in the 2024 annual financial statements. Details of any changes in accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the six months ended December 31, 2023. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards. The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on pages 89 to 90. 1 編製基準 本中期財務報告乃根據《香港聯合交易所有限 公司（「香港聯交所」）證券上市規則》之適用披 露規定，包括遵守由國際會計準則理事會（「國 際會計準則理事會」）頒佈之《國際會計準則》 （「國際會計準則」）第34號「中期財務報告」而 編製。其於2024年8月30日獲授權刊發。 中期財務報告乃根據截至2023年12月31日止 六個月的綜合財務報表中所採納的相同會計政 策編製，惟預計將於2024年年度財務報表反 映的會計政策變動除外。會計政策變動的詳情 載於附註2。 編製符合《國際會計準則》第34號的中期財務 報告要求管理層作出判斷、估計及假設，而該 等判斷、估計及假設會影響政策的應用及所呈 報資產及負債、年內截至目前為止的收入及 開支的金額。實際結果可能與該等估計有所不 同。 中期財務報告包括簡明綜合財務報表及部分解 釋附註，解釋附註包括對了解本集團自截至 2023年12月31日止六個月的綜合財務報表以 來的財務狀況及表現變動而言屬重要的事件及 交易的解釋。簡明綜合中期財務報表及當中附 註並不包括根據《國際財務報告會計準則》編 製完整財務報表所需的所有資料。 中期財務報告未經審核，惟畢馬威會計師事務 所已根據香港會計師公會頒佈的香港審閱工作 準則第2410號「實體獨立核數師對中期財務資 料的審閱」進行審閱。畢馬威會計師事務所致 董事會的獨立審閱報告載於第89至90頁。

50 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 2 CHANGES IN ACCOUNTING POLICIES The IASB has issued a number of amendments to IFRS Accounting Standards that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s interim financial report: • Amendments to IAS 1: Classification of liabilities as current or non-current • Amendments to IAS 1: Non-current liabilities with covenants • Amendments to IAS 16: Lease liability in a sale and leaseback • Amendments to IAS 7 and IFRS 7: Supplier finance arrangements None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. 3 SEGMENT REPORTING The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand for the six months ended June 30, 2023 and 2024. Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended June 30, 2023 and 2024. The segment information is as follows: Reportable segments Operations MINISO brand Design, buying and sale of lifestyle products TOP TOY brand Design, buying and sale of pop toys 2 會計政策變動 國際會計準則理事會已頒佈若干《國際財務報 告會計準則》的修訂，並於本集團的本會計期 間首次生效。其中，與本集團中期財務報告有 關進展如下： • 《國際會計準則》第1號（修訂本）：將負 債分類為流動或非流動 • 《國際會計準則》第1號（修訂本）：附帶 契諾的非流動負債 • 《國際會計準則》第16號（修訂本）：售後 租回交易中的租賃負債 • 《國際會計準則》第7號及《國際財務報告 準則》第7號（修訂本）：供應商融資安排 該等變化並無對本集團編製或呈列於本中期財 務報告的當期或過往期間的業績及財務狀況的 方式產生重大影響。本集團並無應用於本會計 期間尚未生效之任何新準則或詮釋。 3 分部報告 本集團按分部管理業務，分部按品牌以及地理 位置混合組織。按照與內部向本集團最高行政 管理層匯報信息以進行資源分配及績效評估的 方式，截至2023年及2024年6月30日止六個 月，本集團呈列兩個可呈報分部，即名創優品 品牌及TOP TOY品牌。 其他經營分部已合併及呈列為「其他分部」。 計入其他分部的業務在截至2023年及2024年 6月30日止六個月並未達到可呈報分部的量化 門檻。分部資料如下： 可呈報分部 業務 名創優品品牌 生活家居產品的設計、購買及 銷售 TOP TOY品牌 潮流玩具的設計、購買及銷售

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

3 SEGMENT REPORTING (continued)

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

3 分部報告(續)

(i) 分部業績、資產及負債

各可呈報分部的相關資料載列如下。稅前分部利潤用於計量業績，原因是管理層認為此信息與評估各分部業績最為相關。

	As at and for the six months ended June 30, 2023 於2023年6月30日及截至該日止六個月				
	Reportable segments 可呈報分部				
	MINISO brand 名創優品品牌	TOP TOY brand TOP TOY品牌	Total reportable segments 可呈報分部合計	Other segment 其他分部	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenues 外部收入	5,868,136	310,867	6,179,003	27,327	6,206,330
Inter-segment revenue 分部間收入	–	4,582	4,582	222,210	226,792
Segment revenue 分部收入	5,868,136	315,449	6,183,585	249,537	6,433,122
Segment profit before taxation 稅前分部利潤	1,313,976	15,932	1,329,908	5,084	1,334,992
Finance income 財務收入	77,126	489	77,615	1,587	79,202
Finance costs 財務成本	(16,132)	(2,141)	(18,273)	(4)	(18,277)
Depreciation and amortization 折舊及攤銷	(139,730)	(32,312)	(172,042)	(2,295)	(174,337)
Other material non-cash items: 其他重大非現金項目：					
– reversal of credit loss on trade and other receivables －貿易及其他應收款項信貸虧損撥回	3,102	295	3,397	1,391	4,788
– impairment loss on non-current assets －非流動資產減值虧損	(1,433)	(2,015)	(3,448)	–	(3,448)
Segment assets 分部資產	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the period* 期內非流動資產增加額*	558,664	13,287	571,951	2,613	574,564
Segment liabilities 分部負債	3,970,288	493,044	4,463,332	43,699	4,507,031

2024中期報告 名創優品 51

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

3 SEGMENT REPORTING (continued)

3 分部報告（續）

(i) Segment results, assets and liabilities (continued)

(i) 分部業績、資產及負債（續）

	As at and for the six months ended June 30, 2024 於2024年6月30日及截至該日止六個月				
	Reportable segments 可呈報分部				
	MINISO brand 名創優品品牌	TOP TOY brand TOP TOY品牌	Total reportable segments 可呈報分部合計	Other segment 其他分部	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
External revenues 外部收入	7,324,665	428,920	7,753,585	5,158	7,758,743
Inter-segment revenue 分部間收入	6,804	5,648	12,452	278,467	290,919
Segment revenue 分部收入	7,331,469	434,568	7,766,037	283,625	8,049,662
Segment profit before taxation 税前分部利潤	1,500,294	32,569	1,532,863	1,376	1,534,239
Finance income 財務收入	71,942	702	72,644	1,515	74,159
Finance costs 財務成本	(38,343)	(2,252)	(40,595)	–	(40,595)
Depreciation and amortization 折舊及攤銷	(292,802)	(33,053)	(325,855)	(2,598)	(328,453)
Other material non-cash items: 其他重大非現金項目：					
– credit loss on trade and other receivables －貿易及其他應收款項信貸虧損	(3,155)	(432)	(3,587)	(19)	(3,606)
– impairment loss on non-current assets －非流動資產減值虧損	(3,752)	(1,352)	(5,104)	–	(5,104)
Segment assets 分部資產	12,626,302	550,286	13,176,588	177,551	13,354,139
Additions to non-current assets during the period* 期內非流動資產增加額*	1,313,165	58,473	1,371,638	710	1,372,348
Segment liabilities 分部負債	5,478,947	366,821	5,845,768	52,986	5,898,754

Note:

* The additions to non-current assets do not include additions to deferred tax assets, non-current trade and other receivables, non-current other investments, non-current term deposits and interests in equity-accounted investees.

附註：

* 非流動資產的增加不包括遞延税項資產、非流動貿易及其他應收款項、其他非流動投資、非流動定期存款及以權益法入賬的被投資公司的權益的增加。

52 MINISO Interim Report 2024

2024中期報告 名創優品 53 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 3 SEGMENT REPORTING (continued) (ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 i. Revenue 收入 Total revenue for reportable segments 可呈報分部總收入 6,183,585 7,766,037 Revenue for other segment 其他分部收入 249,537 283,625 Elimination of inter-segment revenue 分部間收入抵銷 (226,792) (290,919) Consolidated revenue 合併收入 6,206,330 7,758,743 ii. Profit before taxation 稅前利潤 Total profit before taxation for reportable segments 可呈報分部稅前利潤總額 1,329,908 1,532,863 Profit before taxation for other segment 其他分部稅前利潤 5,084 1,376 Unallocated amounts: 未分配金額： – Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters －總部大樓建設相關開支及用作員工宿舍的公寓折舊開支 (6,787) (5,118) Consolidated profit before taxation 稅前綜合利潤 1,328,205 1,529,121 3 分部報告（續） (ii) 可呈報分部資料與財務報表中報告 的金額的對賬

54 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 3 SEGMENT REPORTING (continued) (ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued) As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 iii. Assets 資產 Total assets for reportable segments 可呈報分部資產總值 11,947,983 13,176,588 Assets for other segment 其他分部資產 191,275 177,551 Other unallocated amounts 其他未分配金額 – Assets relating to construction of headquarters building －總部大樓建設相關資產 2,107,557 2,124,405 – Assets relating to operation of apartments for use as staff quarters －運營用作員工宿舍的公寓相關資產 238,494 234,448 Consolidated total assets 合併資產總值 14,485,309 15,712,992 iv. Liabilities 負債 Total liabilities for reportable segments 可呈報分部負債總額 5,177,447 5,845,768 Liabilities for other segment 其他分部負債 41,403 52,986 Other unallocated amounts 其他未分配金額 – Liabilities relating to construction of headquarters building －總部大樓建設相關負債 75,242 89,457 Consolidated total liabilities 合併負債總額 5,294,092 5,988,211 3 分部報告（續） (ii) 可呈報分部資料與財務報表中報告 的金額的對賬（續）

2024中期報告 名創優品 55 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 3 SEGMENT REPORTING (continued) (ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued) v. Other material items For the six months ended June 30, 2023 截至2023年6月30日止六個月 Reportable segment totals 可呈報 分部合計 Other segment 其他分部 Unallocated amounts 未分配金額 Consolidated totals 合併合計 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Finance income 財務收入 77,615 1,587 1,339 80,541 Finance costs 財務成本 (18,273) (4) – (18,277) Depreciation and amortization 折舊及攤銷 (172,042) (2,295) (4,667) (179,004) Reversal of credit loss on trade and other receivables 貿易及其他應收款項信貸虧損撥回 3,397 1,391 – 4,788 Impairment loss on non-current assets 非流動資產減值虧損 (3,448) – – (3,448) For the six months ended June 30, 2024 截至2024年6月30日止六個月 Reportable segment totals 可呈報 分部合計 Other segment 其他分部 Unallocated amount 未分配金額 Consolidated totals 合併合計 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Finance income 財務收入 72,644 1,515 447 74,606 Finance costs 財務成本 (40,595) – – (40,595) Depreciation and amortization 折舊及攤銷 (325,855) (2,598) (4,678) (333,131) Credit loss on trade and other receivables 貿易及其他應收款項信貸虧損 (3,587) (19) – (3,606) Impairment loss on non-current assets 非流動資產減值虧損 (5,104) – – (5,104) 3 分部報告（續） (ii) 可呈報分部資料與財務報表中報告 的金額的對賬（續） v. 其他重大項目

56 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 3 SEGMENT REPORTING (continued) (iii) Geographic information The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets. For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 i. Revenue 收入 Mainland China 中國內地 4,290,654 5,026,729 Asia excluding China 亞洲（除中國） 862,233 1,116,364 North America 北美洲 414,862 763,281 Latin America 拉丁美洲 511,122 600,038 Europe 歐洲 75,032 140,334 Others 其他 52,427 111,997 6,206,330 7,758,743 As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 ii. Non-current assets 非流動資產 Mainland China 中國內地 2,906,878 3,154,287 Asia excluding China 亞洲（除中國） 166,623 281,603 North America 北美洲 644,765 1,363,737 Europe 歐洲 83,246 62,961 Others 其他 45,647 76,632 3,847,159 4,939,220 Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits and interests in equity-accounted investees. 3 分部報告（續） (iii) 地域資料 地域資料按本集團所在國家和其他地區 分析本集團的收入和非流動資產。在呈 列地域資料時，分部收入基於客戶的地 理位置，而分部資產則基於資產的地理 位置。 非流動資產不包括遞延稅項資產、其他 非流動投資、非流動定期存款及以權益 法入賬的被投資公司的權益。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別説明外，以人民幣千元呈列）

4 REVENUE

The Group's revenue is primarily derived from the sale of lifestyle and pop toy products through directly operated stores, franchised stores, offline distributors and online sales conducted through the Group's directly operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i) Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

4 收入

本集團的收入主要來自通過直營店、加盟店、線下代理商銷售生活家居產品和潮流玩具產品，以及通過本集團在微信小程序上和第三方電商平台上的直營網店以及通過線上代理商進行的線上銷售。其他收入來源主要包括來自加盟商和代理商的授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費。

(i) 收入分類

在下表中，客戶合約收入按主要產品和服務線和收入確認時間分類。

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年 RMB'000 人民幣千元	**2024** **2024年** **RMB'000** **人民幣千元**
Major products/service lines 主要產品／服務線		
– Sales of lifestyle and pop toy products – 生活家居產品及潮流玩具產品銷售		
– Retail sales in directly operated stores – 直營店零售銷售	570,420	**1,205,709**
– Product sales to franchisees – 向加盟商銷售產品	3,422,780	**3,995,768**
– Sales to offline distributors – 向線下代理商銷售	1,231,602	**1,395,170**
– Online sales – 線上銷售	331,895	**402,688**
– Other sales channels – 其他銷售渠道	45,827	**29,745**
Sub-total 小計	5,602,524	**7,029,080**
– License fees, sales-based royalties, and sales-based management and consultation service fees – 授權費、基於銷售的特許權使用費及基於銷售的管理及諮詢服務費		
– License fees – 授權費	36,423	**34,215**
– Sales-based royalties – 基於銷售的特許權使用費	58,844	**75,098**
– Sales-based management and consultation service fees – 基於銷售的管理及諮詢服務費	288,473	**328,704**
Sub-total 小計	383,740	**438,017**
– Others* – 其他*	220,066	**291,646**
	6,206,330	**7,758,743**

2024中期報告 名創優品 57

58 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Timing of revenue recognition 收入確認時間 – Point in time －在某個時間點 5,758,203 7,314,994 – Over time －隨時間推移 448,127 443,749 Revenue from contracts with customers 客戶合約收入 6,206,330 7,758,743 Note: * Others mainly represented sales of fixtures to franchisees and distributors and membership fee income. For the six months ended June 30, 2024, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue (six months ended June 30, 2023: none). 4 REVENUE (continued) (i) Disaggregation of revenue (continued) 4 收入（續） (i) 收入分類（續） 附註： * 其他主要是指向加盟商和代理商銷售裝 修材料和會員費收入。 截至2024年6月30日止六個月，概無本 集團客戶收入佔本集團總收入10%以上 （截至2023年6月30日止六個月：無）。

2024中期報告 名創優品 59 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 4 REVENUE (continued) (ii) Contract balances The following table provides information about receivables, contract liabilities from contracts with customers. As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 Note 附註 RMB’000 人民幣千元 RMB’000 人民幣千元 Receivables, which are included in ‘trade and other receivables’ 計入「貿易及其他應收款項」的應收款項 – Current portion －即期部分 426,937 488,980 – Non-current portion －非即期部分 17,612 18,077 Total receivables, which are included in ‘trade and other receivables’ 計入「貿易及其他應收款項」的應收款項總額 14 444,549 507,057 Contract liabilities 合約負債 – Current portion －即期部分 (324,028) (344,422) – Non-current portion －非即期部分 (40,954) (39,299) Total contract liabilities 合約負債總額 (364,982) (383,721) As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Contract liabilities are analyzed as follows: 合約負債的分析如下： – Advance payments received from customers for purchase of goods －收到客戶購買商品的預付款項 267,063 287,246 – Deferred revenue related to license fees －與授權費有關的遞延收益 82,914 75,996 – Deferred revenue related to membership fees －與會員費有關的遞延收益 210 – – Deferred revenue related to loyalty points －與會員積分有關的遞延收益 14,795 20,479 364,982 383,721 4 收入（續） (ii) 合約結餘 下表提供了來自客戶合約的應收款項和 合約負債的相關資料。

60 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 4 REVENUE (continued) (ii) Contract balances (continued) The Group typically requests 20% to 100% advance payment for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities. (iii) Seasonality of operations The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which is mainly due to the higher retail demand in holiday seasons in certain regions. As a result, the Group typically reports lower revenues for the six months ended June 30 than the six months ended December 31. 5 EXPENSES BY NATURE For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Cost of inventories (Note 13(a)) 存貨成本（附註13(a)） 3,663,250 4,256,426 Payroll and employee benefits (i) 工資及僱員福利(i) 441,618 685,492 Rental and related expenses 租金及相關開支 48,688 113,395 Depreciation and amortization (ii) 折舊及攤銷(ii) 179,004 333,131 Licensing expenses 授權費 147,461 183,158 Promotion and advertising expenses 推廣及廣告開支 168,732 247,158 Logistics expenses 物流開支 149,061 225,974 Travelling expenses 差旅開支 34,686 55,950 Other expenses 其他開支 154,109 208,934 Total cost of sales, selling and distribution expenses and general and administrative expenses 銷售總成本、銷售及分銷開支和一般及行政開支 4,986,609 6,309,618 4 收入（續） (ii) 合約結餘（續） 本集團通常要求，在向若干國內及海外 代理商交付商品前，後者須支付20%至 100%的採購預付款項。 預付授權費的未攤銷部分、收到的會員 費及與會員積分有關的遞延收益確認為 合約負債。 (iii) 營運的季節性 本集團的業務受季節性波動影響，截至9 月30日及12月31日止季度的表現通常相 對強勁，主要是由於若干地區假日期間 的零售需求較高。因此，本集團截至6月 30日止六個月的收入通常低於截至12月 31日止六個月。 5 按性質劃分的開支

2024中期報告 名創優品 61 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 5 EXPENSES BY NATURE (continued) Notes: (i) Payroll and employee benefits are analyzed as follows: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Salaries, wages and bonus 薪金、工資及花紅 354,145 536,176 Contributions to defined contribution retirement plans 對定額供款退休計劃的供款 38,854 62,649 Staff welfare expenses 員工福利開支 12,317 22,160 Equity-settled share-based payment expenses (Note 19) 以權益結算的股份支付開支（附註19） 36,302 64,507 441,618 685,492 (ii) Depreciation and amortization are analyzed as follows: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Property, plant and equipment (Note 10) 物業、廠房及設備（附註10） 35,937 52,293 Right-of-use assets (Note 11) 使用權資產（附註11） 156,237 296,081 Less: amount capitalized as construction in progress 減：在建工程資本化的金額 (22,604) (22,604) Intangible assets 無形資產 9,434 7,361 179,004 333,131 5 按性質劃分的開支（續） 附註： (i) 工資及僱員福利分析如下： (ii) 折舊及攤銷分析如下：

62 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 6 OTHER NET INCOME For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Net foreign exchange gain/(loss) 淨匯兌收益╱（虧損） 54,906 (12,392) Losses on disposal of property, plants and equipment and intangible assets 出售物業、廠房及設備以及無形資產的虧損 (2,554) (892) Investment income from other investments 其他投資所得投資收益 27,521 18,360 Scrap income 廢品收入 5,554 5,352 Net change in fair value of other investments 其他投資公允價值的變動淨額 (7,532) 14,154 (Provision)/reversal of litigation compensation (i) 訴訟賠償（撥備）╱撥回(i) (35,847) 300 (Losses)/gains relating to cancellation and modification of lease contracts 有關取消及修改租賃合同的（虧損）╱收益 (1,367) 9,578 Gain on disposal of a subsidiary 處置一間附屬公司的收益 – 8,759 Others 其他 575 (1,523) 41,256 41,696 Note: (i) Litigation compensation for the six months ended June 30, 2023 mainly represented the provision made for the lawsuit relating to illicit competition. 6 其他淨收入 附註： (i) 截至2023年6月30日止六個月的訴訟賠償主 要指就與非法競爭有關的訴訟作出的撥備。

2024中期報告 名創優品 63 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 7 NET FINANCE INCOME For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Finance income 財務收入 – Interest income －利息收入 80,541 74,606 Finance costs 財務成本 – Interest on loans and borrowings －貸款和借款利息 (110) (120) – Interest on lease liabilities －租賃負債利息 (18,167) (40,475) (18,277) (40,595) Net finance income 財務收入淨額 62,264 34,011 8 INCOME TAXES (a) Taxation recognized in consolidated profit or loss: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Amounts recognized in consolidated profit or loss 在合併損益中確認的金額 Current tax 即期稅項 Provision for the period 期內撥備 304,282 364,138 Deferred tax 遞延稅項 Origination and reversal of temporary differences 暫時性差異的產生和撥回 6,005 (12,396) Tax expense 所得稅開支 310,287 351,742 7 財務收入淨額 8 所得稅 (a) 在合併損益中確認的稅項：

64 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 8 INCOME TAXES (continued) (b) Reconciliation between actual tax expense and accounting profit at applicable tax rates: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Profit before taxation 稅前利潤 1,328,205 1,529,121 Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned 稅前利潤的名義稅項（按有關司法管轄區適用於利潤的稅率計算） 335,282 390,545 Tax effect of share-based payment expenses (Note 5(i)) 股份支付開支的稅項影響（附註5(i)） 9,009 15,126 Tax effect of other non-deductible expenses 其他不可扣減開支的稅項影響 4,855 9,677 Effect of preferential tax treatments on assessable profits of certain subsidiaries 優惠稅項待遇對若干附屬公司應課稅利潤的影響 (33,696) (50,670) Tax effect of exempted and non-taxable income 免稅及非應課稅收入的稅項影響 (3,069) (5,957) Effect of deductible temporary differences and unused tax losses not recognized/(utilized) 可扣除暫時性差異及未確認╱（已使用）的未使用稅項虧損的影響 2,123 (1,171) Others 其他 (4,217) (5,808) Actual tax expenses 實際所得稅開支 310,287 351,742 8 所得稅（續） (b) 按適用稅率計算的實際所得稅開支 與會計利潤之間的對賬：

2024中期報告 名創優品 65 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 9 EARNINGS PER SHARE (a) Basic earnings per share For the six months ended June 30, 2024, the calculation of basic earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB1,170,102,000 (six months ended June 30, 2023: RMB1,004,836,000) and the weighted average number of ordinary shares outstanding of 1,242,154,721 shares (six months ended June 30, 2023: 1,244,510,782 shares), which were calculated as follows: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 Number of shares 股份數目 Number of shares 股份數目 Issued ordinary shares at January 1, 2024 and 2023 於2024年及2023年1月1日發行的普通股 1,244,176,451 1,243,332,789 Effect of shares released from the exercise of share options and subscription of restricted share units (Note 19) 從行使購股權及認購受限制股份單位轉出股份的影響（附註19） 334,331 769,834 Effect of repurchase of shares (Note 18(b)) 股份回購的影響（附註18(b)） – (1,947,902) Weighted average number of ordinary shares outstanding 發行在外普通股加權平均數 1,244,510,782 1,242,154,721 (b) Diluted earnings per share Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. For the six months ended June 30, 2024, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,170,102,000 (six months ended June 30, 2023: RMB1,004,836,000) and the weighted average number of ordinary shares of 1,247,504,123 shares (six months ended June 30, 2023: 1,250,102,079 shares), after adjusting by the dilutive effect of share incentive plan, calculated as follows: 9 每股盈利 (a) 每股基本盈利 截至2024年6月30日止六個月，每股 基本盈利乃根據本公司普通股權益股東 應佔利潤人民幣1,170,102,000元（截 至2023年6月30日止六個月：人民幣 1,004,836,000元）及發行在外普通股加 權平均數1,242,154,721股（截至2023年 6月30日止六個月：1,244,510,782股） 計算如下： (b) 每股攤薄盈利 每股攤薄盈利乃假設已轉換所有具攤薄 潛力的普通股，調整發行在外普通股的 加權平均數計算得出。 截至2024年6月30日止六個月，每股 攤薄盈利乃根據本公司普通股權益股東 應佔利潤人民幣1,170,102,000元（截 至2023年6月30日止六個月：人民幣 1,004,836,000元）及普通股加權平均數 1,247,504,123股（截至2023年6月30日 止六個月：1,250,102,079股）計算，並 經股份激勵計劃的攤薄影響調整如下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

9 EARNINGS PER SHARE (continued) 9 每股盈利（續）

(b) Diluted earnings per share (continued) (b) 每股攤薄盈利（續）

	For the six months ended June 30, 截至6月30日止六個月	
	2023 2023年	**2024 2024年**
	Number of shares 股份數目	**Number of shares 股份數目**
Weighted average number of ordinary shares, basic 普通股加權平均數（基本）	1,244,510,782	**1,242,154,721**
Dilutive effect of share incentive plan (Note 19) 股份激勵計劃的攤薄影響（附註19）	5,591,297	**5,349,402**
Weighted average number of ordinary shares, diluted 普通股加權平均數（攤薄）	1,250,102,079	**1,247,504,123**

10 PROPERTY, PLANT AND EQUIPMENT 10 物業、廠房及設備

	Apartments 公寓	Leasehold improvements 租賃資產裝修	Office equipment 辦公設備	Store operating equipment 門店運營設備	Motor vehicles 機動車輛	Moulds 模具	Construction in progress 在建工程	Total 合計
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Net book value at January 1, 2024 於2024年1月1日賬面淨值	222,032	135,001	22,637	23,198	1,202	9,751	355,485	769,306
Additions 添置	-	42,379	12,373	18,103	600	7,857	258,182	339,494
Transfer from construction in progress 自在建工程轉入	-	113,396	-	-	-	-	(113,396)	-
Disposals 出售	-	(1,554)	(1,926)	(303)	-	(275)	-	(4,058)
Depreciation 折舊	(4,197)	(31,254)	(5,403)	(2,649)	(216)	(8,574)	-	(52,293)
Impairment 減值	-	(2,348)	-	(2,785)	-	-	-	(5,133)
Exchange adjustments 匯率調整	-	285	(167)	87	(9)	-	175	371
Net book value at June 30, 2024 於2024年6月30日賬面淨值	217,835	255,905	27,514	35,651	1,577	8,759	500,446	1,047,687

The carrying amount of leasehold improvements and store operating equipment related to directly operated stores held by the Group was RMB235,178,000 as at June 30, 2024 (December 31, 2023: RMB128,879,000).

於2024年6月30日，本集團持有的與直營店相關的租賃資產裝修及門店運營設備的賬面值為人民幣235,178,000元（2023年12月31日：人民幣128,879,000元）。

66 MINISO Interim Report 2024

2024中期報告 名創優品 67 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 11 RIGHT-OF-USE ASSETS The analysis of the net book value of right-of-use assets by class of underlying asset is as follows: Property 物業 Warehouse equipment 倉庫設備 Land use right 土地使用權 Total 合計 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Net book value at January 1, 2024 於2024年1月1日的賬面淨值 1,215,317 1,476 1,684,067 2,900,860 Additions 添置 1,143,124 – – 1,143,124 Derecognition 終止確認 (61,424) – – (61,424) Depreciation 折舊 (272,001) (1,476) (22,604) (296,081) Exchange adjustments 匯率調整 (1,662) – – (1,662) Net book value at June 30, 2024 於2024年6月30日的賬面淨值 2,023,354 – 1,661,463 3,684,817 During the six months ended June 30, 2024, the Group entered into new lease agreements for properties, mainly including office space, warehouse storage and retail stores. The new leases of office space typically run for a period of two to five years, new leases of warehouse storage typically run for one to three years, and new leases of retail stores typically run for one to twelve years. 11 使用權資產 按相關資產的類別劃分的使用權資產賬面淨值 分析如下： 截至2024年6月30日止六個月期間，本集團訂 立了新物業租賃協議，主要包括辦公場所、倉 庫及零售店的租賃。辦公場所的新租賃期通常 為2至5年，倉庫的新租賃期通常為1至3年， 及零售店的新租賃期通常為1至12年。

68 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 11 RIGHT-OF-USE ASSETS (continued) The analysis of expense items in relation to leases recognized in profit or loss is as follows: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Depreciation charge of right-of-use assets by class of underlying asset: 按相關資產類別劃分的使用權資產折舊費用： Property 物業 131,819 272,001 Warehouse equipment 倉庫設備 1,814 1,476 Land use right 土地使用權 22,604 22,604 Less: amount capitalized as construction in progress 減：資本化於在建工程的金額 (22,604) (22,604) 133,633 273,477 Interest on lease liabilities (Note 7) 租賃負債利息（附註7） 18,167 40,475 Expense relating to short-term leases 與短期租賃相關的開支 8,648 37,599 Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的可變租賃付款 27,696 27,406 11 使用權資產（續） 與於損益內確認的租賃相關的開支項目分析如 下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

12 OTHER INVESTMENTS

12 其他投資

	As at December 31, 2023 於2023年12月31日 RMB'000 人民幣千元	As at June 30, 2024 於2024年6月30日 RMB'000 人民幣千元
Financial assets measured at FVTPL:		
以公允價值計量且其變動計入當期損益的金融資產：		
Non-current 非流動		
– Investment in an unlisted limited partnership enterprise 一非上市有限合夥企業投資	90,603	**106,102**
Current 流動		
– Investments in trust investment schemes (i) 一信託投資計劃投資(i)	202,866	**200,913**
– Investments in wealth management products 一理財產品投資	50,000	**50,000**
– Investment in structured deposit (ii) 一投資結構性存款(ii)	–	**100,000**
	252,866	**350,913**

(i) Investments in trust investment schemes

In April and May 2024, the Group invested in trust investment schemes established and managed by a trust company in the PRC with the principal totalling RMB200,000,000 and initial investment periods within six months. The trust schemes are designated to make the majority of their investments in debt securities and funds, while the principal and the investment return are not guaranteed.

(ii) Investment in structured deposit

In May 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

Information about the Group's fair value measurement is included in Note 20.

(i) 信託投資計劃投資

於2024年4月及5月，本集團投資於由中國一家信託公司設立及管理的信託投資計劃，其本金合共人民幣200,000,000元，初始投資期限為六個月以內。信託計劃旨在大部分投資於債務證券及基金，而本金及投資回報未獲保證。

(ii) 投資結構性存款

於2024年5月，本集團投資於由中國一家銀行管理的結構性存款，其本金人民幣100,000,000元獲保證。該結構性存款可每7日贖回，投資回報每7日結算。結構性存款的投資回報按參考歐元兌美元的中間利率釐定的浮動利率計算。

有關本集團公允價值計量的資料載於附註20。

2024中期報告 名創優品 69

70 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 13 INVENTORIES As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Finished goods 製成品 1,917,133 1,939,192 Low-value consumables 低值易耗品 5,108 10,657 1,922,241 1,949,849 (a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Carrying amount of inventories sold 已售出存貨之賬面金額 3,679,130 4,226,389 (Reversal of write-down)/write-down of inventories 存貨（減值撥回）╱減值 (15,880) 30,037 Cost of inventories recognized in consolidated statements of profit or loss 於綜合損益表中確認的存貨成本 3,663,250 4,256,426 13 存貨 (a) 已確認為開支且計入損益的存貨金 額分析如下：

2024中期報告 名創優品 71 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 14 TRADE AND OTHER RECEIVABLES As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Non-current 非流動 Trade receivables 貿易應收款項 18,045 18,470 Less: loss allowance 減：虧損撥備 (433) (393) Trade receivables, net of loss allowance (ii) 貿易應收款項（扣除虧損撥備）(ii) 17,612 18,077 Amounts due from related parties 應收關聯方款項 10,760 12,637 Deposits 按金 81,153 109,742 Value-added tax (“VAT”) recoverable 待抵扣增值稅（「增值稅」） 26,271 32,680 135,796 173,136 Current 流動 Trade receivables 貿易應收款項 504,938 559,826 Less: loss allowance 減：虧損撥備 (78,001) (70,846) Trade receivables, net of loss allowance (ii) 貿易應收款項（扣除虧損撥備）(ii) 426,937 488,980 Amounts due from related parties 應收關聯方款項 27,836 33,265 Miscellaneous expenses paid on behalf of franchisees 代加盟商支付的雜項開支 336,497 388,180 VAT recoverable 待抵扣增值稅 251,162 187,785 Rental deposits 租賃按金 98,141 97,948 Other deposits 其他按金 6,453 20,270 Receivables due from banks and on-line payment platforms (iii) 應收銀行及在線支付平台款項(iii) 103,406 97,353 Prepayments for inventories 存貨預付款項 51,084 41,442 Prepayments for licensing expenses 授權費預付款項 43,996 92,475 Prepayments for promotion and advertising expenses 促銷及廣告開支預付款項 11,577 22,238 Prepayments for repurchase of shares 回購股份預付款項 87,324 53,391 Prepaid income tax 預付所得稅項 31,131 37,039 Others 其他 42,813 53,782 1,518,357 1,614,148 14 貿易及其他應收款項

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

14 TRADE AND OTHER RECEIVABLES (continued)

Notes:

(i) All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(ii) Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 29 to 34 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

14 貿易及其他應收款項（續）

附註：

(i) 所有歸入流動部分的貿易及其他應收款項預計將在一年內收回或確認為開支。

(ii) 與向加盟商銷售裝修材料有關的貿易應收款項在29至34個月期間內分期收回且其預計將於一年後收回的部分歸入非流動。國內及國外客戶的所有其他貿易債務人分別在確認收益之日起30至180天內到期。

截至各報告期末，基於發票日期及扣除虧損撥備後的貿易應收款項賬齡分析如下：

	As at December 31, 2023 於2023年12月31日 RMB'000 人民幣千元	**As at June 30, 2024 於2024年6月30日 RMB'000 人民幣千元**
Non-current portion 非流動部分		
Within 90 days 90天內	11,187	**2,171**
91 to 180 days 91至180天	6,425	**4,613**
181 to 360 days 181至360天	–	**11,293**
	17,612	**18,077**
Current portion 流動部分		
Within 90 days 90天內	367,560	**426,881**
91 to 180 days 91至180天	51,516	**40,891**
181 to 360 days 181至360天	7,327	**19,348**
361 to 540 days 361至540天	229	**1,752**
Over 540 days 超過540天	305	**108**
	426,937	**488,980**

(iii) Receivables due from banks and on-line payment platforms mainly represent the amounts due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks. The amounts also include the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group's instructions.

(iii) 應收銀行及在線支付平台款項主要為通過客戶信用卡／借記卡及其他在線支付平台進行線下銷售的應收銀行款項，該等付款需由收款銀行隔夜處理。該等金額亦包括由第三方在線支付平台收取及保留的經由電商平台線上銷售所得款項。保留於在線支付平台上的餘額可根據本集團指示隨時提取。

72 MINISO Interim Report 2024

2024中期報告 名創優品 73 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 15 CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise: As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Cash on hand 手頭現金 783 1,675 Cash at bank 銀行存款 6,414,658 6,231,414 Cash and cash equivalents as presented in the consolidated statements of financial position 綜合財務狀況表列示的現金及現金等價物 6,415,441 6,233,089 Accrued interest on fixed deposits with banks with original maturity within three months 原到期日在三個月內的銀行定期存款的應計利息 – (6,357) Cash and cash equivalents as presented in the consolidated statements of cash flows 綜合現金流量表列示的現金及現金等價物 6,415,441 6,226,732 15 現金及現金等價物 現金及現金等價物包括：

74 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 16 TRADE AND OTHER PAYABLES As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Non-current 非流動 Payable relating to construction projects 相關工程項目應付款項 12,411 32,786 Current 流動 Trade payables (i) 貿易應付款項(i) 855,914 754,472 Payroll payable 應付工資 166,079 109,162 Accrued expenses 應計開支 309,951 318,173 Other taxes payable 其他應付稅項 43,850 55,038 Deposits (ii) 押金(ii) 1,782,181 1,834,471 Payable relating to leasehold improvements 相關租賃裝修應付款項 59,653 67,759 Payable relating to construction projects 相關工程項目應付款項 33,051 26,918 Amounts due to related parties 應付關聯方款項 7,334 8,170 Others 其他 131,813 154,725 3,389,826 3,328,888 Notes: (i) Aging analysis of trade payables As of the end of reporting period, the aging analysis of trade payables, based on the invoice date, is as follows: As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Within 1 month 1個月內 795,416 665,185 1 to 3 months 1至3個月 42,183 67,790 3 months to 1 year 3個月至1年 8,296 14,498 Over 1 year 1年以上 10,019 6,999 855,914 754,472 (ii) Deposits comprise security deposits received from suppliers, distributors and franchisees. (iii) Except for the payable relating to construction projects, all of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand. 16 貿易及其他應付款項 附註： (i) 貿易應付款項賬齡分析 截至報告期末，基於發票日期作出的貿易應 付款項之賬齡分析如下： (ii) 押金包括自供應商、分銷商及加盟商收取的 保證金。 (iii) 除與工程項目有關的應付款項外，所有其他 貿易應付款項、其他應付款項、應計費用及 應付關聯方或加盟商款項預期將於一年內結 清或須按要求償還。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

17 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

17 租賃負債

下表載列本集團租賃負債於各報告期末的餘下合約到期情況：

	As at December 31, 2023 於2023年12月31日		As at June 30, 2024 於2024年6月30日	
	Present value of the minimum lease payments 最低租賃付款現值	Total minimum lease payments 最低租賃付款總額	Present value of the minimum lease payments 最低租賃付款現值	Total minimum lease payments 最低租賃付款總額
	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Within 1 year 一年以內	447,319	457,747	455,453	468,270
After 1 year but within 2 years 一年以上兩年以內	373,712	403,679	546,975	585,280
After 2 years but within 5 years 兩年以上五年以內	350,181	399,187	610,290	707,977
After 5 years 五年以上	74,093	102,502	324,571	479,590
	797,986	905,368	1,481,836	1,772,847
	1,245,305	1,363,115	1,937,289	2,241,117
Less: total future interest expenses 減：未來利息開支總額		(117,810)		(303,829)
Present value of lease liabilities 租賃負債現值		1,245,305		1,937,288

2024中期報告 名創優品 75

76 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 18 CAPITAL AND RESERVES (a) Share capital and additional paid-in capital Analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, is as follows: Number of ordinary shares 普通股數目 Share capital 股本 Outstanding shares 發行在外的 股份 Treasury shares 庫存股 Total issued shares 已發行股份 總數 RMB’000 人民幣千元 As at January 1, 2024 於2024年1月1日 1,243,332,789 20,356,896 1,263,689,685 95 Exercise of share options and subscription of restricted share units (i) 行使購股權及認購受限制股份單位(i) 1,685,652 (1,685,652) – –* Repurchase of shares (Note 18(b)) 回購股份（附註18(b)） (2,248,600) 2,248,600 – – Cancellation of shares (Note 18(b)) 註銷股份（附註18(b)） – (4,407,108) (4,407,108) –* As at June 30, 2024 於2024年6月30日 1,242,769,841 16,512,736 1,259,282,577 95 * The amount was less than RMB1,000. Note: (i) During the six months ended June 30, 2024, 1,685,652 of restricted share units and share options were vested and exercised, and were thus released from treasury shares into outstanding shares. 18 資本及儲備 (a) 股本及資本公積 本公司已發行股份（包括為股份激勵計劃 預留的庫存股）分析如下： * 金額少於人民幣1,000元。 附註： (i) 於截至2024年6月30日止六個月， 1,685,652股受限制股份單位及購股權 已歸屬及行使，因此由庫存股轉為發行 在外股份。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

18 CAPITAL AND RESERVES (continued)

(b) Repurchase and cancellation of shares

On September 15, 2023, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the "2023 Share Repurchase Program").

During the six months ended June 30, 2024, the Company repurchased ordinary shares under the 2023 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

18 資本及儲備（續）

(b) 回購及註銷股份

於2023年9月15日，董事會授權一項股份回購計劃，據此，本公司於自2023年9月15日起計的12個月期間可回購最多200百萬美元的股份（「2023年股份回購計劃」）。

於截至2024年6月30日止六個月，本公司根據2023年股份回購計劃回購普通股如下，以及本集團持有的該等股份成本列入庫存股：

Month 月份	Shares repurchased on the New York Stock Exchange 於紐約證券交易所回購股份				Shares repurchased on the Hong Kong Stock Exchange 於香港聯交所回購股份			
	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate purchase price paid 已支付的購買總價	Number of shares repurchased 所回購股份數目	Highest price paid per share 就每股股份支付的最高價	Lowest price paid per share 就每股股份支付的最低價	Aggregate purchase price paid 已支付的購買總價
		USD 美元	USD 美元	USD'000 千美元		HKD 港元	HKD 港元	HKD'000 千港元
January 2024 2024年1月	1,018,400	5.00	4.28	4,845	1,055,200	33.45	31.00	34,357
February 2024 2024年2月	-	-	-	-	175,000	34.00	33.70	5,939
Total 合計	1,018,400			4,845	1,230,200			40,296
Equivalent to RMB'000 等值人民幣金額（人民幣千元）				34,286				36,561

Under the 2023 Share Repurchase Program, 1,938,600 shares repurchased on the Hong Kong Stock Exchange and 2,468,508 shares repurchased on the New York Stock Exchange were cancelled as at June 30, 2024.

在2023年股份回購計劃中，於香港聯交所回購的1,938,600股股份及於紐約證券交易所回購的2,468,508股股份於2024年6月30日已註銷。

2024中期報告 名創優品 77

78 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 18 CAPITAL AND RESERVES (continued) (c) Dividends During the six months ended June 30, 2024, special cash dividends of USD0.0725 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital. Interim cash dividends of USD0.0686 per ordinary share, amounting to approximately USD85.5 million, were proposed and approved by the board of directors of the Company on August 30, 2024. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of June 30, 2024. 19 EQUITY SETTLED SHARE-BASED PAYMENTS The Group has adopted 2020 Share Incentive Plan, pursuant to which, restricted shares, share options or restricted share units approved by the board of directors may be granted to employees, directors and consultants with an incentive for outstanding performance. 18 資本及儲備（續） (c) 股息 於截至2024年6月30日止六個月，本公 司宣派及派付特別現金股息每股普通股 0.0725美元，共計90,635,000美元（相 當於人民幣643,176,000元）。股息從資 本公積中分派。 本公司董事會已於2024年8月30日建議 並批准中期現金股息每股普通股0.0686 美元，共計約85.5百萬美元。股息將從 資本公積中分派，且截至2024年6月30 日尚未被確認為負債。 19 以權益結算的股份支付 本集團採納了2020年股份激勵計劃，根據該 計劃，經董事會批准的受限制股份、購股權或 受限制股份單位可授予僱員、董事及顧問，作 為表現優異的獎勵。

2024中期報告 名創優品 79 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 19 EQUITY SETTLED SHARE-BASED PAYMENTS (continued) (a) Share options The share option activities during the six months ended June 30, 2024 are summarized as follows: Number of options 購股權數目 Weighted-average exercise price 加權平均行使價 Weighted-average grant date fair value 加權平均授予日 公允價值 USD per share USD per share 美元每股 美元每股 Outstanding at January 1, 2024 於2024年1月1日未行使 5,169,104 0.036 3.66 Exercised 已行使 (489,856) 0.036 3.61 Forfeited 已沒收 (97,200) 0.036 4.84 Outstanding at June 30, 2024 於2024年6月30日未行使 4,582,048 0.036 3.64 Exercisable at June 30, 2024 於2024年6月30日可行使 2,683,148 0.036 3.39 Non-vested at June 30, 2024 於2024年6月30日未歸屬 1,898,900 0.036 4.00 Total share-based payment expense based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees was RMB3,392,000 for the six months ended June 30, 2024 (six months ended June 30, 2023: RMB12,234,000). (b) Restricted share units (i) Granted during the six months ended June 30, 2024 In March 2024, the board of directors approved the grant of restricted shares units (“RSUs”) to purchase 169,920 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share. These RSUs were divided into three tranches. Each tranche will vest on the 1st trading day following each of the 1st, 2nd and 3rd anniversary of the grant date, on the condition that the employees remain in service without any performance conditions. 19 以權益結算的股份支付（續） (a) 購股權 截至2024年6月30日止六個月的購股權 活動概述如下： 截至2024年6月30日止六個月，就上述授予本 集團僱員的購股權於綜合損益表確認的股份支 付的開支總額（基於授予日公允價值和估計沒 收率）為人民幣3,392,000元（截至2023年6月 30日止六個月：人民幣12,234,000元）。 (b) 受限制股份單位 (i) 於截至2024年6月30日止六個月 內授予 於2024年3月，董事會批准向若 干本集團僱員授予受限制股份單 位（「受限制股份單位」），以購買 價每股0.036美元合共購入本公司 169,920股普通股。該等受限制股 份單位於被分為3個批次。各批次 將於授出日期第一、第二及第三個 週年日後的第一個交易日歸屬，前 提是僱員仍在職，無任何業績要 求。

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

19 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

(b) Restricted share units (continued)

(i) Granted during the six months ended June 30, 2024 (continued)

In addition, the board of directors approved the grant of RSUs to purchase 20,871,490 ordinary shares of the Company to certain employees of the Group at purchase price of USD0.00001 per share on March 20, 2024 (the "Grant Date") with the performance targets to be determined and approved. 10%, 10%, 15%, 20% and 45% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the Grant Date, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2024, 2025, 2026, 2027 and 2028. The directors consider that the Group's discretion on these grants is significantly subjective and the grant dates have not been established until the Group has exercised the discretion to fix and approve the performance targets. As of June 30, 2024, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs to purchase 2,087,149 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs to purchase 18,784,341 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates for the subsequent tranches of the RSUs have not been established, the respective service periods are considered to have commenced as at June 30, 2024. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of the subsequent tranches of the RSUs based on the fair value of Company's ordinary shares at each balance sheet date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for the subsequent tranches is being re-estimated at each balance sheet date until the grant dates are established.

19 以權益結算的股份支付（續）

(b) 受限制股份單位（續）

(i) 於截至2024年6月30日止六個月內授予（續）

此外，董事會於2024年3月20日（「授予日」）批准向若干本集團僱員授予受限制股份單位，以購買價每股0.00001美元購入本公司20,871,490股普通股，業績目標有待釐定及批准。該等已授出受限制股份單位的10%、10%、15%、20%及45%將於授予日的第一、第二、第三、第四及第五週年日後的第一個交易日歸屬，前提是該等僱員仍在職並於2024年、2025年、2026年、2027年及2028年各日曆年達成相應的業績目標。董事認為，本集團對該等授出的酌情權極具主觀性，且直至本集團行使酌情權釐定及批准業績目標後方可確定授出日期。截至2024年6月30日，本集團已釐定及批准2024年曆年的業績目標，且購買2,087,149股普通股的第一批受限制股份單位的授出日期被視為已確立，而購買合共18,784,341股普通股的後續批次受限制股份單位的授出日期未被視為已確定，乃因為本集團尚未釐定及批准該業績目標。儘管尚未確定後續批次受限制股份單位的授出日期，但相關服務期被視為於2024年6月30日開始。因此，本集團根據各資產負債表日本公司普通股的公允價值估計及確認有關後續批次受限制股份單位的以權益結算的股份支付開支，並扣減有關僱員於歸屬期內無權獲得的估計股息的現值。後續批次的以權益結算的股份支付開支金額將於每個資產負債表日期重新估計，直至確定授予日期為止。

80 MINISO Interim Report 2024

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

19 EQUITY SETTLED SHARE-BASED PAYMENTS (continued)

19 以權益結算的股份支付(續)

(b) Restricted share units (continued)

(b) 受限制股份單位(續)

(ii) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

(ii) 授出的受限制股份單位數目及其各自加權平均授予日公允價值變動如下：

	Number of RSUs 受限制股份單位數目	Weighted-average purchase price 每股受限制股份單位的加權平均購買價 USD per RSU 美元/RSU	Weighted-average grant date fair value** 每股受限制股份單位的加權平均授予日公允價值** USD per RSU 美元/RSU
Outstanding at January 1, 2024 於2024年1月1日未行使	**5,958,256**	**0.036**	**4.32**
Granted 已授予	**21,041,410**	**–***	**4.29**
Vested 已歸屬	**(1,195,796)**	**0.036**	**4.34**
Forfeited 已沒收	**(717,650)**	**0.005**	**4.13**
Outstanding at June 30, 2024 於2024年6月30日未行使	**25,086,220**	**0.007**	**4.30**

* The amount was less than USD0.001.

** The weighted-average grant date fair value includes those estimated for the purpose of recognizing the services from service commencement date before the grant dates have been established.

* 該金額少於0.001美元。

** 加權平均授予日公允價值包括於確定授予日期前為確認自服務開始日期起之服務而估計的公允價值。

The grant date fair value of RSUs is determined with reference to the market price of the Company's ordinary shares on date of grant and is reduced by the present value of the estimated dividends that will not be entitled during the vesting periods.

受限制股份單位的授予日公允價值乃參考本公司的普通股於授予日的市價釐定，並扣減於歸屬期內無權獲得的估計股息的現值。

The fair value of RSUs granted during the six months ended June 30, 2024 was USD90,338,000 (equivalent to RMB643,604,000) in aggregate. Total share-based payment expense based on the grant date fair value (or the estimated grant date fair value before the grant dates have been established) and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted was RMB61,115,000 for the six months ended June 30, 2024 (six months ended June 30, 2023: RMB24,068,000).

截至2024年6月30日止六個月授予的受限制股份單位的公允價值合共為90,338,000美元(相當於人民幣643,604,000元)。截至2024年6月30日止六個月，就上述已授出受限制股份單位於綜合損益表確認的股份支付開支總額(基於授予日公允價值(或於授予日確認前，基於估計授予日公允價值)和估計沒收率計算)為人民幣61,115,000元(截至2023年6月30日止六個月：人民幣24,068,000元)。

2024中期報告 名創優品 81

82 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 20 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (i) Financial assets and liabilities measured at fair value Fair value hierarchy The following table presents the fair value of the Group’s financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available. • Level 3 valuations: Fair value measured using significant unobservable inputs. 20 金融工具的公允價值計量 (i) 按公允價值計量的金融資產及負債 公允價值層級 下表呈列於期末本集團按經常性基準計 量的金融工具之公允價值，並按照《國際 財務報告準則》第13號，公允價值計量 中的定義分類為三個公允價值層級。 公允價值計量所歸類的層級乃經參考以 下估值方法所用輸入數據的可觀察性及 重要性而釐定： • 第一層級估值：僅使用第一層級 輸入數據（即於計量日期的相同資 產或負債於活躍市場的未經調整報 價）計量的公允價值。 • 第二層級估值：使用第二層級輸入 數據（即未能達致第一層級的可觀 察輸入數據）且並非使用重大不可 觀察輸入數據計量的公允價值。不 可觀察輸入數據為無市場數據的輸 入數據。 • 第三層級估值：使用重大不可觀察 輸入數據計量的公允價值。

2024中期報告 名創優品 83 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 20 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date: Fair value at December 31, 2023 於2023年 12月31日的 公允價值 Fair value measurements as at December 31, 2023 categorized into 於2023年12月31日的公允價值計量分為 Level 1 第一層級 Level 2 第二層級 Level 3 第三層級 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Recurring fair value measurement 經常性公允價值計量 Assets: 資產： Other investments: 其他投資： – Investments in trust investment schemes －信託投資計劃投資 202,866 – 202,866 – – Investments in wealth management products －投資理財產品 50,000 – 50,000 – – Investment in an unlisted Partnership Enterprise －非上市合夥企業投資 90,603 – – 90,603 Fair value at June 30, 2024 於2024年 6月30日的 公允價值 Fair value measurements as at June 30, 2024 categorized into 於2024年6月30日的公允價值計量分為 Level 1 第一層級 Level 2 第二層級 Level 3 第三層級 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 RMB’000 人民幣千元 Recurring fair value measurement 經常性公允價值計量 Assets: 資產： Other investments: 其他投資： – Investments in trust investment schemes －信託投資計劃投資 200,913 – – 200,913 – Investments in wealth management products －理財產品投資 50,000 – – 50,000 – Investment in structured deposit －結構性存款投資 100,000 – 100,000 – – Investment in an unlisted Partnership Enterprise －非上市合夥企業投資 106,102 – – 106,102 20 金融工具的公允價值計量（續） (i) 按公允價值計量的金融資產及負債 （續） 公允價值層級（續） 下表呈列本集團於各報告期末以公允價 值計量的金融資產：

84 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 20 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) During the six months ended June 30, 2024, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur. Other investments in Level 2 as at June 30, 2024 represented an investment in structured deposit. As the investment is redeemable every seven days at the price published by the bank, the fair value of this investment was determined by the Group based on the latest redeemable price quoted by the bank. Other investments in Level 3 as at June 30, 2024 mainly represented: (a) the investments in trust investment schemes and wealth management products. The fair value of the investments were referenced to the market values developed and stated by the trust company or bank as at June 30, 2024. (b) the investment in an unlisted limited partnership enterprise (the “Partnership Enterprise”). The fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach with the assistance of an independent valuer, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value. The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss. 20 金融工具的公允價值計量（續） (i) 按公允價值計量的金融資產及負債 （續） 公允價值層級（續） 截至2024年6月30日止六個月，第一層 級與第二層級之間並無轉移，亦無第三 層級的轉進或轉出。本集團的政策為於 產生公允價值層級轉移的各報告期末確 認相關轉移。 於2024年6月30日，第二層級的其他投 資指結構性存款投資。由於投資可按銀 行公佈的價格每7天贖回，該筆投資的公 允價值由本集團根據銀行所報的最新可 贖回價格釐定。 於2024年6月30日，第三層級的其他投 資主要指： (a) 信託投資計劃投資及理財產品投 資。該類投資的公允價值參考信託 公司或銀行於2024年6月30日公 佈的市值釐定。 (b) 非上市有限合夥企業（「合夥企 業」）投資。非上市有限合夥企業 投資的公允價值乃基於該合夥企業 投資的相關企業的近期交易價格及 合夥企業協議所載的預先制定的回 報分配機制，採用成本法下的求和 法，在獨立估值師的協助下釐定。 由於並無可供市場數據計量公允價 值的可觀察輸入數據，因此該投資 分為第三層級。 重新計量其他投資的公允價值所產生的 收益被計入綜合損益表中的其他收益淨 額。

2024中期報告 名創優品 85 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 20 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (continued) (ii) Fair values of financial assets and liabilities carried at other than fair value The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2024 because of the short-term maturities of these financial instruments. 21 COMMITMENTS (a) Capital commitments outstanding as at June 30, 2024 not provided for in the financial statements were as follows: As at December 31, 2023 於2023年 12月31日 As at June 30, 2024 於2024年 6月30日 RMB’000 人民幣千元 RMB’000 人民幣千元 Contracted purchase of construction projects 建設項目已訂約採購 570,840 517,446 Authorized but not contracted for construction projects 已授權但未訂約建設項目 266,333 232,447 Total 合計 837,173 749,893 20 金融工具的公允價值計量（續） (ii) 並非按公允價值列賬的金融資產及 負債的公允價值 由於該等金融工具於短期內到期，因此 本集團以攤銷成本計價的金融工具的賬 面金額與其於2024年6月30日的公允價 值並無重大差別。 21 承諾 (a) 於2024年6月30日尚未於財務報表 中計提的未履行資本承諾如下：

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
(除特別說明外，以人民幣千元呈列)

22 CONTINGENCIES

(a) The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. ("Mingyou"), being a subsidiary of the Group's equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent ("the Letter") with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160,000,000 for 2021, RMB175,000,000 for 2022, RMB190,000,000 for 2023, RMB210,000,000 for 2024 and RMB230,000,000 for 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall.

In January 2021, April 2022 and March 2023, MINISO Guangzhou provided performance guarantees of RMB160,000,000, RMB175,000,000 and RMB190,000,000 respectively issued by a commercial bank to this local government in respect of the commitments of tax payments for the calendar years of 2021, 2022 and 2023. The above entities had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government under the above performance guarantees. The above performance guarantees expired on March 31, 2022, 2023 and 2024, respectively.

22 或有負債

(a) 納稅承諾

於2020年10月13日，名優產業投資（廣州）有限公司（「名優」）（一家於2021年10月27日前為本集團以權益法入賬的被投資公司的附屬公司，且於2021年10月27日後成為本集團的附屬公司）成立旨在於中國廣州收購一塊土地的使用權，並於該區建設本集團新的總部大樓。2020年11月26日，名創廣州就名優收購土地使用權及建設新總部大樓與該區當地政府簽訂意向書（「意向書」），名創廣州向當地政府承諾，自2021年1月1日起的五年內，名創廣州於該區的附屬公司及名優繳納的稅款總額不低於人民幣965,000,000元，2021年為人民幣160,000,000元、2022年為人民幣175,000,000元、2023年為人民幣190,000,000元、2024年為人民幣210,000,000元及2025年為人民幣230,000,000元。如上述實體未能履行該承諾，名創廣州將承擔補償差額的責任。

於2021年1月、2022年4月及2023年3月，名創廣州就有關2021曆年、2022曆年及2023曆年納稅承諾向當地政府提供商業銀行發出的人民幣160,000,000元、人民幣175,000,000元及人民幣190,000,000元的履約擔保。上述實體滿足2021曆年、2022曆年及2023曆年的承諾，因此，名創廣州在上述履約擔保下無須向當地政府作出任何賠償。上述履約擔保分別於2022年、2023年及2024年3月31日失效。

86 MINISO Interim Report 2024

Notes to the Unaudited Interim Financial Report
未經審計中期財務報告附註

(Expressed in thousands of Renminbi, unless otherwise indicated)
（除特別說明外，以人民幣千元呈列）

22 CONTINGENCIES (continued)

(a) The commitment of tax payments (continued)

In March 2024, MINISO Guangzhou provided performance guarantees of RMB210,000,000, issued by a commercial bank to this local government in respect of the commitments of tax payments for the calendar year 2024, which was valid from April 1, 2024 to March 31, 2025. The directors have assessed that, based on the relevant taxes paid and payable for the calendar year of 2024, the above entities are expected to meet the commitment for the calendar year of 2024 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantees. No provision has therefore been made in respect of this matter as at June 30, 2024.

(b) Securities class action

A putative securities class action lawsuit relating to the disclosures in the Company's IPO registration and prospectus was filed against the Company and certain of the Company's officers and directors on August 17, 2022 in the United States. Plaintiffs purportto bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. The lead plaintiff was appointed in November 2022 and has filed the complaint to the court. The Company and other defendants has filed the motion to dismiss the complaint which has been granted by the court with leave to amend in February 2024. The plaintiffs have filed and completed briefing on a motion for reconsideration of the court's decision in April 2024 and intended to file a further amended complaint. As at June 30, 2024, the court's decision on the motion for reconsideration was pending. The directors and the Group's litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

22 或有負債（續）

(a) 納稅承諾（續）

於2024年3月，名創廣州就2024曆年承諾向當地政府提供商業銀行發出的人民幣210,000,000元的履約擔保，有效期為2024年4月1日至2025年3月31日。董事根據2024曆年已付及應付的相關稅項作出評估，上述實體預計將滿足2024曆年的承諾，因此名創廣州在上述履約擔保下不太可能需要向當地政府作出相關補償。因此，於2024年6月30日，尚未就此事項計提撥備。

(b) 證券集體訴訟

於2022年8月17日，在美國就本公司首次公開發售登記及招股章程中的披露資料向本公司以及本公司若干高級人員及董事提起了一項推定證券集體訴訟。原告宣稱代表一類處境相似的投資者提起有關訴訟並代表他們尋求金錢補償。首席原告於2022年11月被指定，並已向法院提交訴狀。本公司和其他被告已提出駁回訴訟的動議，法院已於2024年2月批准，並允許進行修改。原告已於2024年4月提交並完成對重新考慮法院判決的動議總結，並擬提交進一步修正後的訴狀。於2024年6月30日，法院尚未對重新考慮判決的動議作出裁決。董事及本集團的訴訟律師仍無法評估訴訟結果或對潛在損失（如有）作出可靠預估。

2024中期報告 名創優品 87

88 MINISO Interim Report 2024 (Expressed in thousands of Renminbi, unless otherwise indicated) （除特別說明外，以人民幣千元呈列） Notes to the Unaudited Interim Financial Report 未經審計中期財務報告附註 23 MATERIAL RELATED PARTY TRANSACTIONS Apart from balances and transactions disclosed elsewhere in this interim financial report, during the reporting periods, the Group had the following material related party transactions: (i) Key management personnel compensation Key management personnel compensation comprised the following: For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Short-term employee benefits 短期員工福利 4,861 4,639 Equity-settled share-based payment expenses (Note 19) 以權益結算的股份支付開支（附註19） 718 2,103 5,579 6,742 (ii) Other transactions with related parties For the six months ended June 30, 截至6月30日止六個月 2023 2023年 2024 2024年 RMB’000 人民幣千元 RMB’000 人民幣千元 Included in revenue from related parties: 計入來自關聯方的收入： Sales of products 產品銷售 10,846 52,561 Provision of information technology support and consulting services 提供信息技術支持和諮詢服務 1,337 1,516 License fee income 授權費收入 – 1,438 Included in purchase of goods or services from related parties: 計入向關聯方採購貨品或服務： Purchase of products 產品採購 5,742 1,113 Purchase of catering services 採購餐飲服務 3,270 3,649 Rental and related expenses for short-term leases 短期租賃的租金及相關開支 2,359 3,971 Included in payments to related parties: 計入支付予關聯方的款項： Payment of lease liabilities 支付租賃負債 17,895 23,264 Payment of rental deposits 支付租金按金 12,357 1,877 23 重大關聯方交易 除本中期財務報告中披露的餘額及交易外，於 報告期間，本集團的重大關聯方交易如下： (i) 關鍵管理人員薪酬 關鍵管理人員薪酬包括以下內容： (ii) 與關聯方的其他交易

2024中期報告 名創優品 89 Review Report 審閱報告 Review report to the Board of Directors of MINISO Group Holding Limited (Incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial report set out on pages 42 to 88 which comprises the consolidated statement of financial position of MINISO Group Holding Limited (the “Company”) as at June 30, 2024 and the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the six months then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. 致名創優品集團控股有限公司董事會之審閱報告 （於開曼群島註冊成立的有限責任公司） 緒言 我們已審閱了列載於第42頁到88頁的中期財務報 告，其包括名創優品集團控股有限公司（「貴公司」） 於2024年6月30日的綜合財務狀況表及截止該日止 六個月的相關的綜合損益表、綜合損益及其他全面 收益表、綜合權益變動表及綜合現金流量表以及附 註解釋。《香港聯合交易所有限公司證券上市規則》 要求中期財務報告的編製必須符合其相關規定及國 際會計準則理事會頒佈的《國際會計準則第34號－ 中期財務報告》。董事須負責根據國際會計準則第34 號編製及列報中期財務報告。 我們的責任是根據我們的審閱對中期財務報告作出 結論，並按照我們雙方所協議的委聘條款，僅向全 體董事報告。除此以外，我們的報告不可用作其他 用途。我們概不就本報告的內容對任何其他人士負 責或承擔責任。 審閱範圍 我們已根據香港會計師公會頒佈的《香港審閱準則 第2410號－實體的獨立核數師對中期財務資料的審 閱》進行審閱。中期財務報告審閱工作包括向主要負 責財務會計事項的人員作出查詢，並執行分析和其 他審閱程序。由於審閱的範圍遠較按照《香港審計準 則》進行的審計範圍為小，所以不能保證我們會注意 到在審計中可能會被發現的所有重大事項。因此我 們不會發表任何審計意見。

90 MINISO Interim Report 2024 Review Report 審閱報告 CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at June 30, 2024 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong August 30, 2024 結論 根據我們的審閱工作，我們並未注意到任何事項， 使我們相信於2024年6月30日的中期財務報告在所 有重大方面沒有按照《國際會計準則第34號－中期 財務報告》的規定編製。 畢馬威會計師事務所 執業會計師 香港中環 遮打道10號 太子大廈8樓 2024年8月30日

2024中期報告 名創優品 91 Definitions 釋義 “2020 Share Incentive Plan” the share incentive plan our Company adopted in September 2020, as amended from time to time 「2020年股份激勵計劃」 本公司於2020年9月採納的股份激勵計劃（經不時修訂） “ADS(s)” American Depositary Shares, each of which represents four Shares 「美國存託股」 美國存託股，每一股美國存託股代表四股股份 “Audit Committee” the audit committee of the Board 「審計委員會」 董事會審計委員會 “Authorised Representative” the authorised representative under Rule 3.05 of the Listing Rules 「授權代表」 《上市規則》第3.05條界定的授權代表 “Award(s)” award(s) in the form of the Options, a right to purchase Restricted Shares, or a right to purchase RSUs under the 2020 Share Incentive Plan 「獎勵」 以購股權形式授予的獎勵，即購買受限制股份的權利或購買2020年股份激勵計劃 下的受限制股份單位的權利 “Board” the board of Directors 「董事會」 董事會 “BVI” British Virgin Islands 「英屬維爾京群島」 英屬維爾京群島 “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan 「中國」 中華人民共和國，僅就本中期報告而言，對中國的提述不包括香港、中華人民共和 國澳門特別行政區及台灣，但文義另有所指者除外 “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time 「《公司條例》」 香港法例第622章《公司條例》（經不時修訂、補充或以其他方式修改） “Company”, “we”, “us”, “our” or “MINISO” MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020 「本公司」、「我們」或「名創優品」 名創優品集團控股有限公司，一家於2020年1月7日在開曼群島註冊成立的有限責 任公司 “Compensation Committee” the compensation committee of the Board 「薪酬委員會」 董事會薪酬委員會

92 MINISO Interim Report 2024 Definitions 釋義 “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited and YYY Development Limited 「控股股東」 具有《上市規則》賦予該詞的涵義，除文義另有所指外，指葉先生、楊女士及 中間公司（葉先生及楊女士通過該等公司擁有本公司權益，即Mini Investment Limited、YGF MC Limited、YGF Development Limited、YYY MC Limited及YYY Development Limited） “core SKU” SKU that generates over RMB50,000 in sales for over a consecutive 6-month period 「核心SKU」 連續6個月的累計銷售額超過人民幣50,000元的SKU “Corporate Governance Code” the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time 「《企業管治守則》」 《上市規則》附錄C1所載《企業管治守則》（經不時修訂） “Director(s)” the director(s) of our Company 「董事」 本公司董事 “EBITDA” earnings before interest, depreciation and amortization 「EBITDA」 除息稅、折舊及攤銷前利潤 “first-tier cities” Beijing, Shanghai, Guangzhou and Shenzhen 「一線城市」 北京、上海、廣州和深圳 “Global Offering” the Hong Kong Public Offering and the International Offering 「全球發售」 香港公開發售及國際發售 “GMV” the total value of all merchandises sold by us and our MINISO Retail Partners and distributors to end-customers, before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned 「GMV」 我們及我們的名創合夥人及代理商向終端客戶銷售（扣除銷售回扣前並包括向消費 者收取的增值稅和銷售稅（如適用），無論商品是否退回）的所有商品的總價值 “Group”, “our Group”, “the Group”, “we”, “us”, or “our” the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time 「本集團」或「我們」 本公司及其不時的附屬公司，及如文義所指，就本公司成為其現有附屬公司的控股 公司之前期間而言，則指該等附屬公司（猶如該等公司於相關時間已為本公司的附 屬公司）

2024中期報告 名創優品 93 Definitions 釋義 “HKD” or “HK$” Hong Kong dollars, the lawful currency of Hong Kong 「港元」 香港法定貨幣港元 “HKEX” The Stock Exchange of Hong Kong Limited 「聯交所」 香港聯合交易所有限公司 “Hong Kong” the Hong Kong Special Administrative Region of the PRC 「香港」 中國香港特別行政區 “Hong Kong Public Offering” the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and HKEX trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed “Structure of the Global Offering – The Hong Kong Public Offering” in the Prospectus 「香港公開發售」 根據招股章程的條款並在所述條件的規限下，按公開發售價（另加1%經紀佣金、 0.0027%證監會交易徵費、0.00015%財匯局交易徵費及0.005%聯交所交易費）提 呈發售香港發售股份以供香港公眾認購，詳情載於招股章程「全球發售的架構－香 港公開發售」一節 “Ichiban Kuji” one of the categories of products sold under the TOP TOY brand that mostly feature manga characters and that are typically sold by lottery 「一番賞」 TOP TOY品牌下銷售的產品品類之一，其主要特色為漫畫人物，一般以抽獎形式 發售 “IFRS(s)” the IFRS Accounting Standards, as issued from time to time by the International Accounting Standards Board 「《國際財務報告準則》」 國際會計準則理事會不時發佈的《國際財務報告會計準則》 “International Offering” the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on March 31, 2022, and subject to the terms and conditions of the International Underwriting Agreement 「國際發售」 根據於2022年3月31日向美國證監會提交並生效的F-3ASR表格的暫擱登記聲明及 在國際承銷協議的條款及條件的規限下，按國際發售價有條件配售的國際發售股份 “IP” intellectual property 「IP」 知識產權 “Latest Practicable Date” August 30, 2024 「最後實際可行日期」 2024年8月30日

94 MINISO Interim Report 2024 Definitions 釋義 “Listing” the listing of the Shares on the Main Board of the HKEX 「上市」 股份於聯交所主板上市 “Listing Date” July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the HKEX 「上市日期」 2022年7月13日，即股份上市及股份首次獲准在聯交所開始交易的日期 “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time 「《上市規則》」 《香港聯合交易所有限公司證券上市規則》（經不時修訂、補充或以其他方式修改） “Main Board” the stock exchange (excluding the option market) operated by the HKEX which is independent from and operates in parallel with the Growth Enterprise Market of the HKEX 「主板」 由聯交所營運的證券交易所（不包括期權市場），其獨立於聯交所創業板並與聯交所 創業板並行運作 “Mini Investment Limited” Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019 「Mini Investment Limited」 Mini Investment Limited，一家於2019年11月26日根據英屬維爾京群島法律註冊 成立的有限責任公司 “MINISO Retail Partner” franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise 「名創合夥人」 名創合夥人模式下的加盟商，該模式具有連鎖加盟店特徵。在該模式下，加盟商將 為使用我們「名創優品」或「TOP TOY」品牌零售門店特許經營權承擔開店資本開支 和門店運營費用 “MINISO store” any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model 「名創優品門店」 任何以「名創優品」品牌名稱經營的門店，包括我們的直營店、名創合夥人門店及 代理門店 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules 「《標準守則》」 《上市規則》附錄C3所載《上市發行人董事進行證券交易的標準守則》 “Mr. Ye” Mr. Guofu Ye, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group and a Controlling Shareholder of our Company 「葉先生」 葉國富先生，執行董事、董事會主席、本公司首席執行官、本集團創始人及本公司 控股股東

2024中期報告 名創優品 95 Definitions 釋義 “Ms. Yang” Ms. Yunyun Yang, spouse of Mr. Ye and a Controlling Shareholder of our Company 「楊女士」 楊雲雲女士，葉先生的配偶及本公司控股股東 “Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Board 「提名及企業管治委員會」 董事會提名及企業管治委員會 “NYSE” the New York Stock Exchange 「紐交所」 紐約證券交易所 “O2O” online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores 「O2O」 線上到線下，一種吸引潛在顧客從線上渠道購買轉為實體店購買的經營策略 “Option(s)” the share option(s) under the 2020 Share Incentive Plan 「購股權」 2020年股份激勵計劃下的購股權 “Prospectus” the prospectus of the Company dated June 30, 2022 「招股章程」 本公司日期為2022年6月30日的招股章程 “Reporting Period” the six months ended June 30, 2024 「報告期」 截至2024年6月30日止六個月 “Restricted Share(s)” the restricted share unit(s) under the 2020 Share Incentive Plan 「受限制股份」 2020年股份激勵計劃下的受限制股份 “RMB” or “Renminbi” Renminbi, the lawful currency of China 「人民幣」 中國法定貨幣人民幣 “RSU(s)” restricted Share unit(s) 「受限制股份單位」 受限制股份單位 “SEC” the Securities and Exchange Commission of the United States 「美國證監會」 美國證券交易監督委員會 “second-tier cities” mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential 「二線城市」 主要包括中國境內各省的省會城市及自治區、中央管轄的直轄市以及本公司認為具 有相似水平發展潛力的其他城市 “SFO” or “Securities and Futures Ordinance” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time 「《證券及期貨條例》」 香港法例第571章《證券及期貨條例》（經不時修訂、補充或以其他方式修改） “Share(s)” the ordinary share(s) of US$0.00001 each in the share capital of the Company 「股份」 本公司股本中每股0.00001美元的普通股

96 MINISO Interim Report 2024 Definitions 釋義 “Shareholder(s)” holder(s) of our Share(s) 「股東」 股份持有人 “SKU” stock keeping unit, a unique identifier for each distinct product and service that can be purchased 「SKU」 庫存單位，可供購買的各類產品及服務的唯一標識 “subsidiary” or “subsidiaries” has the meaning ascribed to it in section 15 of the Companies Ordinance 「附屬公司」 具有《公司條例》第15條所賦予的涵義 “third- or lower-tier cities” cities other than first- and second-tier cities in China 「三線或以下城市」 除中國一、二線城市之外的其他城市 “TOP TOY store” any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model 「TOP TOY門店」 任何以「TOP TOY」品牌名稱經營的門店，包括我們的直營店及名創合夥人門店 “United States” or “U.S.” United States of America, its territories, its possessions and all areas subject to its jurisdiction 「美國」 美利堅合眾國、其領地、屬地及其所有管轄地域 “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States 「美元」 美國法定貨幣美元 “YoY” year-over-year 「同比」 與同期相比 “%” per cent 「%」 百分比

MINISO Group Holding Limited 中期報告 INTERIM REPORT 2024